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Filed pursuant to General Instruction II.L of Form F-10; File No. 333-122152

Subject to Completion, dated April 5, 2006

The information contained in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Supplement
(To prospectus dated February 9, 2005)

5,750,000 Shares PAN AMERICAN SILVER CORP. Common Shares $ per share

We are offering 5,750,000 common shares, without par value, by this prospectus supplement and the accompanying prospectus.

Our common shares are quoted on the Nasdaq National Market, or the Nasdaq, under the symbol "PAAS" and are listed on the Toronto Stock Exchange, or the TSX, under the symbol "PAA." On April 5, 2006, the last reported sale price of our common shares on the Nasdaq was US$25.62 per share and on the TSX was Cdn$29.75 per share.

Investing in our common shares involves risks. See "Risk Factors" beginning on page S-12 of this prospectus supplement.

	Per Share	Total(1)
Public offering price	$	$
Underwriting commission	$	$
Proceeds, before expenses, to us	$	$

(1)
For the proceeds above, we have assumed that the underwriters do not exercise their Over-Allotment Option

We have granted the underwriters a 30-day option, the "Over-Allotment Option," to purchase up to            additional shares to cover any over-allotments.

Delivery of the common shares is expected to be on or about                          , 2006.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the company is incorporated or organized under the laws of British Columbia, Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that a substantial portion of the assets of the company and said persons may be located outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	BMO Nesbitt Burns

CIBC World Markets
Merrill Lynch & Co.
Canaccord Capital Corporation (USA), Inc.
NBF Securities (USA) Corp.

The date of this prospectus supplement is             , 2006

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying short form base shelf prospectus dated February 9, 2005 (the "Base Shelf Prospectus") and the documents incorporated by reference. The second part is the accompanying short form base shelf prospectus, which gives more general information, some of which may not apply to the offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purpose of this offering.

If the description of the Shares varies between this prospectus supplement and the Base Shelf Prospectus you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the Base Shelf Prospectus, as well as information previously filed by us with the U.S. Securities and Exchange Commission (the "SEC") and with the securities regulatory authorities in each of the provinces and territories of Canada, and incorporated by reference herein, is accurate as of its respective date only. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

GENERAL MATTERS

        Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this prospectus supplement are references to U.S. dollars. References to "$" are to U.S. dollars and references to "Cdn$" are to Canadian dollars. See "Exchange Rate Information". The Company's financial statements that are incorporated by reference into this prospectus supplement have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), and are reconciled to generally accepted accounting principles in the United States ("U.S. GAAP"). Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the Over-Allotment Option.

        Unless the context otherwise requires, references in this prospectus supplement to "we," "us" or "our" includes Pan American Silver Corp. and each of its material subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

        This prospectus supplement, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this prospectus supplement, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus supplement or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

        National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this prospectus supplement have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

S-ii

SUMMARY

        The following description highlights selected information about us contained in the documents incorporated by reference into this prospectus supplement. This description does not contain all of the information about us and our properties and business that you should consider before investing in the Shares. You should carefully read the entire prospectus supplement, including the section titled "Risk Factors" that immediately follows this summary, as well as the documents incorporated by reference into this prospectus supplement, before making an investment decision. This prospectus supplement contains forward-looking statements concerning our plans at our properties, production, capital cost, operating cost and cash flow estimates and other matters. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause our results to differ from those expressed or implied by the forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements."

The Company

Overview

        We are one of the world's leading primary silver mining companies. We are principally engaged in the operation, development and acquisition of, and exploration for, silver mines. Although our principal product is silver, we also produce and sell a significant amount of zinc, lead and copper and we expect to produce an increasing amount of gold in the future. At present, we have six operating mines in Peru, Mexico and Bolivia and we are developing two new mines at Manantial Espejo in Argentina and at Alamo Dorado in Mexico. We also control significant undeveloped silver resources in the United States. We carry out exploration work in all of the aforementioned countries, as well as elsewhere in the world.

        As at December 31, 2005, our six producing mines and our two mines in development were estimated to contain a total of approximately 195.4 million ounces of proven and probable silver reserves and a total of approximately 74.6 million ounces of measured and indicated silver resources. In addition, as at December 31, 2005, our undeveloped silver resource properties in the United States were estimated to contain a total of approximately 116.0 million ounces of measured and indicated silver resources. Our properties were also estimated to contain a total of approximately 46.3 million tonnes of inferred mineral resources having an average grade of 185 grams of silver per tonne, as at December 31, 2005. See " — Mineral Reserves and Resources."

        The Company is headquartered in Vancouver, British Columbia, Canada and is organized under the Business Corporations Act (British Columbia).

Strengths

        Our principal goal is to be the best investment vehicle for equity investors wanting exposure to higher silver prices. We believe that the following core strengths have positioned us to achieve this goal:

  •
  One of the world's largest primary silver producers.

  •
  Attractive and improving cash cost profile, as we bring new low cost silver mines into production.

  •
  Increased annual silver production for 11 consecutive years and we expect continued growth in our silver production over the next three years.

  •
  One of the largest and most diverse silver resource bases in the industry.

  •
  Multiple mines in production or development which provide geographic diversification and operating flexibility.

  •
  An experienced management team with proven international operating, development and discovery skills.

  •
  No hedging of silver production, which maximizes our leverage to higher silver prices.

Production Summary

        The following table details our historical growth in silver production since 2000 and our expected 2006 silver production.

Our Historic and Estimated Silver Production

(1)    Compound Annual Growth Rate

Corporate Strategy

        Our corporate strategy is to continuously strengthen our position as one of the world's largest and lowest cost primary silver producers by adding silver reserves and resources that have the potential to be developed economically and add meaningfully to our production profile, while lowering consolidated unit costs of production.

        The key elements of our strategy are to:

        Increase silver production. We have increased our annual silver production each year since 1995. Historically, this increased production has been achieved, in part, through the expansion or rehabilitation of existing mines and the development of new mines. In the short term, we expect increased silver production from the development of new mines at our Alamo Dorado and Manantial Espejo properties, continued toll-mining and expansion at our San Vicente property in Bolivia and expansion of our Morococha mine in Peru.

        Make strategic acquisitions. We actively investigate and evaluate strategic opportunities to acquire additional silver production, development and exploration properties both in those jurisdictions in which we are presently active, as well as elsewhere throughout the world.

        Increase our silver reserves and resources through exploration. We conduct active exploration programs both in the immediate vicinity of our existing mining operations and elsewhere. In 2005, our exploration program replaced all ounces mined in that year and increased total proven and probable reserves by 30.5 million ounces or 21%.

        Maintain a significant inventory of undeveloped silver resources. We hold one of North America's largest inventories of undeveloped silver resources at our Hog Heaven and Waterloo properties in the United States as leverage to higher silver prices.

        Generate sustainable profits from mining operations. We strive to achieve lower costs and increased profitability at our mining operations through the development of new lower cost mines and through investment in projects and equipment that will increase our productivity.

        Maximize leverage to silver. We do not hedge our silver production thereby maximizing our leverage to higher silver prices.

Location of Principal Operations

        The following map identifies the location of our principal operating and development properties and our undeveloped resources across the Americas.

Head Office
VANCOUVER
HOG HEAVEN
MONTANA
ALAMO DORADO
MEXICO
LA COLORADA
MEXICO
WATERLOO
CALIFORNIA
OPERATION
DEVELOPMENT PROJECT
UNDEVELOPED RESOURCE
QUIRUVILCA
PERU
HUARON
PERU
STOCKPILES
PERU
MOROCOCHA
PERU
SAN VICENTE
BOLIVIA
MANANTIAL ESPEJO
ARGENTINA

Mining Operations

        Our current mining operations are as follows:

        Morococha. The Morococha mine is an underground silver polymetallic vein mine located approximately 250 kilometres northeast of Lima near the historic Casapalca mining district of Peru. We acquired an 81% interest in the Morococha mine effective July 2004 and have subsequently purchased an additional 6% interest in the mine. Our share of silver production from the Morococha mine in 2006 is expected to be approximately 2.9 million ounces at a cash cost of $2.86 per ounce of silver. The Morococha mine has a projected mine life of seven years at our current production rates. Over the next three years, we will be working to increase production at Morococha by accessing and developing lower-cost mantos discovered during the exploration program that we have undertaken since purchasing this property. We will continue this exploration drilling program on the extensive portfolio of prospective exploration concessions surrounding the mine, which in 2005 added 5.8 million ounces to our proven and probable silver reserves and 2.9 million ounces to our measured and indicated silver resources at Morococha.

        Huaron. The Huaron mine is an underground silver polymetallic vein mine located approximately 50 kilometres northeast of our Morococha mine in the Cerro de Pasco district, one of Peru's most important mining districts. For 2006, Huaron is expected to produce approximately 3.7 million ounces of silver at a cash cost of $4.70 per ounce of silver, net of by-product credits. The Huaron mine has a projected mine life of at least ten years at current production rates and we believe that our ongoing exploration program will increase this mine life.

        Quiruvilca. The Quiruvilca mine is an underground silver polymetallic vein mine located at an elevation of 3,800 metres in the Andes Mountains in northwest Peru, approximately 130 kilometres inland from the coastal city of Trujillo. It has been operated by us since late 1995. In 2006, the Quiruvilca mine is expected to produce 2.0 million ounces of silver at a cash cost of $4.30 per ounce of silver. The Quiruvilca mine has a projected mine life of four years at current production rates. In addition, the mine holds a substantial amount of measured and indicated resources, which our management believes have a high probability, at current metal prices, of being converted into proven and probable reserves, which would extend the life of the mine.

        La Colorada. The La Colorada underground silver mine is located approximately midway between the cities of Zacatecas and Durango in west central Mexico. The property lies within a geologic belt known as the "Faja de Plata" (silver belt) that extends for approximately 800 kilometres along the Sierra Madre Mountains and contains many of the deposits that make Mexico the largest silver producing country in the world. The La Colorada mine commenced commercial production in January 2004, after we completed a $20.0 million expansion. In 2006, we anticipate restarting the sulphide mill and plant at La Colorada which is expected to increase annual silver production to approximately 4.0 million ounces at a cash cost of $5.44 per ounce of silver. La Colorada has a projected mine life of 4.5 years. We are currently conducting exploration drilling at the mine site with a view to increasing this mine life.

        Stockpiles. In 2002, we acquired the right to mine and sell 600,000 tonnes of silver-rich pyrite stockpiles in the Cerro de Pasco mining district of Peru to a smelter, where the ore is used as process flux and we are paid for the contained silver. Approximately 650,000 ounces of silver at a cash cost of $1.78 per ounce of silver is expected to be produced from our stockpile operations in 2006.

        San Vicente. We hold a 55% interest in the San Vicente silver property, which is located in the Potosi department of the Bolivian Andes. In 2005, we and our our Bolivian joint-venture partner, EMUSA, undertook small-scale toll-milling on the property. In 2006, we expect these operations to produce approximately 280,000 ounces of silver at a cash cost of $3.50 per ounce of silver. During 2006, we also will be completing a feasibility study on building a new mill at San Vicente to expand our share of production to more than 2.0 million ounces of silver annually.

Mine Operating Earnings

        The following graph details our consolidated mine operating earnings for our last five financial years. We calculate mine operating earnings as sales, less cost of sales, less depreciation and amortization.

Mine Operating Earnings

Development Projects

        We are proceeding with the development of two new silver mines:

        Manantial Espejo. The Manantial Espejo silver-gold deposit is located in the Santa Cruz province of southern Argentina, in the Patagonia region. A recently completed feasibility study estimates that the project will produce on average 4.3 million ounces of silver and 62,000 ounces of gold annually over a mine life of 8.5 years. Capital costs for the project are expected to be $112.3 million, plus $18.1 million in Argentine value added tax, which will be refundable once the mine is in production. Average life of mine cash costs have been estimated at $0.02 per ounce of silver, net of gold byproduct credits. Based on metal prices as at March 22, 2006, of $10.53 per ounce of silver and $550.75 per ounce of gold, the undiscounted net present value of the project would be approximately $169.0 million, the internal rate of return would be approximately 25% and the capital payback period would be approximately 2.3 years. Basic engineering for the project, which will be developed using both open pit and surface mining methods, has been initiated and construction is expected to take 18-20 months. See "— Recent Developments — Decision to Proceed with Development of Manantial Espejo."

        Alamo Dorado. We commenced construction of a conventional surface mine at the Alamo Dorado property, located 40 kilometres south-southeast of the town of Alamos in Sonora state in northwest Mexico, in the second quarter of 2005. Approximately 50% of construction has been completed and we are currently on budget and on time for commissioning in the fourth quarter of 2006. Capital costs for the project are estimated at $76.6 million. The assay lab is built and in operation; installation of the leach tanks, primary crusher, stacking conveyor and water line are underway; and SAG and ball mills are on site. Mining and stockpiling of ore for startup is already underway. Starting in 2007, Alamo Dorado is expected to produce approximately 5.0 million ounces of silver and 14,000 ounces of gold annually at an average cash cost of less than $3.25 per ounce of silver, net of gold byproduct revenues. The mine is expected to have a life of eight years.

Sources of Sales and Mineral Reserves

        The following graphs reflect the respective contributions to our sales for the financial year ended December 31, 2005 from the various metals we produce and the distribution of our proven and probable silver reserves by geographic region. These graphs demonstrate the diversity of our assets both by metal and by jurisdiction:

2005 Sales by Metal	Contained Silver in Proven and Probable Reserves by Geographic Region

Mineral Reserves and Resources

        As of December 31, 2005 our mineral reserves and resources were estimated to be as follows:

Proven and Probable Reserves(1)(2)

Property	Classification	Tonnes (000s)	Ag (g/mt)	Ag Cont. (000s ozs)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Proven	3,999	207	26,617	N/A	1.76	0.39	3.18
	Probable	3,355	209	22,541	N/A	2.07	0.29	3.43
Morococha (87%)(3)	Proven	2,977	163	15,601	N/A	1.79	0.34	4.32
	Probable	769	198	4,896	N/A	1.57	0.65	4.50
La Colorada	Proven	425	635	8,671	0.18	0.99	N/A	1.28
	Probable	422	552	7,493	0.38	0.78	N/A	2.10
Quiruvilca	Proven	965	178	5,521	0.28	1.28	0.56	3.62
	Probable	540	184	3,196	0.33	1.60	0.61	4.50
Silver Stockpiles	Probable	381	294	3,605	N/A	N/A	N/A	N/A
Alamo Dorado	Proven	1,050	136	4,591	0.43	N/A	N/A	N/A
	Probable	10,602	116	39,540	0.32	N/A	N/A	N/A
Manantial Espejo(4)	Proven	2,743	176	15,522	2.47	N/A	N/A	N/A
	Probable	2,848	211	19,271	3.18	N/A	N/A	N/A
San Vicente (55%)(3)	Proven	803	357	9,217	N/A	N/A	N/A	4.47
	Probable	506	560	9,114	N/A	N/A	N/A	2.77

TOTALS	Proven + Probable	32,385	187	195,394

Measured and Indicated Resources(1)(2)

Property	Classification	Tonnes (000s)	Ag (g/mt)	Ag Cont. (000s ozs)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Measured	1,589	173	8,848	N/A	2.25	0.43	3.96
	Indicated	1,206	183	7,081	N/A	1.89	0.60	3.90
Morococha (87%)(3)	Measured	1,092	118	4,143	N/A	1.19	0.32	3.25
	Indicated	411	228	3,009	N/A	1.32	0.48	2.80
La Colorada	Measured	298	306	2,993	0.24	0.48	N/A	0.62
	Indicated	418	440	5,910	0.24	1.50	N/A	1.92
Quiruvilca	Measured	3,581	140	16,117	0.62	0.99	1.08	2.65
	Indicated	663	186	3,965	0.62	1.59	0.84	4.45
Alamo Dorado	Measured	263	84	710	0.31	N/A	N/A	N/A
	Indicated	3,610	71	8,241	0.23	N/A	N/A	N/A
Manantial Espejo(4)	Measured	1,224	108	4,248	1.22	N/A	N/A	N/A
	Indicated	1,670	118	6,332	1.22	N/A	N/A	N/A
San Vicente (50%)(3)	Measured	227	101	738	N/A	N/A	N/A	1.80
	Indicated	239	305	2,347	N/A	N/A	N/A	3.77
Hog Heaven	Measured + Indicated	2,741	170	15,015	0.69	N/A	N/A	N/A
Waterloo	Measured + Indicated	33,758	93	100,937	N/A	N/A	N/A	N/A

TOTALS	Measured + Indicated	52,989	112	190,575

Inferred Resources(1)(2)

Property	Classification	Tonnes (000s)	Ag (g/mt)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Inferred	2,992	198	N/A	1.85	0.22	3.28
Morococha (87%)(3)	Inferred	9,213	247	N/A	1.87	0.44	4.12
La Colorada	Inferred	1,132	452	0.31	1.52	N/A	1.39
Quiruvilca	Inferred	2,489	182	0.36	1.70	0.54	4.30
Alamo Dorado	Inferred	518	79	0.30	N/A	N/A	N/A
Silver Stockpiles	Inferred	21,337	162	N/A	N/A	N/A	N/A
Manantial Espejo(4)	Inferred	1,042	133	1.20	N/A	N/A	N/A
San Vincente (55%)(3)	Inferred	237	241	N/A	N/A	N/A	3.22
Hog Heaven	Inferred	7,439	141	N/A	N/A	N/A	N/A

TOTALS	Inferred	46,399	185

Notes:

(1)
Mineral reserve and resource estimates for Huaron, Quiruvilca, La Colorada and Morococha were prepared under the supervision of, or were reviewed by, Michael Steinmann, P. Geo., Vice President Geology Operations of the Company, and Martin G. Wafforn, P. Eng., Director of Mine Engineering of the Company, as "Qualified Persons" as that term is defined in NI 43-101. Mineral reserve estimates for the Silver Stockpiles were prepared in previous years by other "Qualified Persons" and are adjusted for 2005 production. Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates which pre-date NI 43-101 and were not prepared by a "Qualified Person".

(2)
Metal prices used for the foregoing mineral resource and reserve estimates for Huaron, Quiruvilca, La Colorada and Morococha properties were: silver: $6.25 per ounce; gold: $425 per ounce; lead: $800 per tonne; copper: $3,000 per tonne; and zinc: $1,150 per tonne.

(3)
Mineral reserve and resource estimates reflect our proportionate interest in these properties.

(4)
Reflects a 100% interest in Manantial Espejo, assuming the closing of our acquisition of the remaining 50% interest in Manantial Espejo that we do not currently own, which is scheduled to close on April 10, 2006. See "— Recent Developments — Purchase of Remaining 50% Interest in Manantial Espejo."

Recent Developments

Purchase of Remaining 50% Interest in Manantial Espejo

        We entered into an agreement with Silver Standard Resources Inc., dated March 21, 2006, to acquire the remaining 50% interest in the Manantial Espejo silver project in Argentina that we do not already own in consideration for the issuance of 1.95 million common shares of the Company. All common shares issued in this transaction will be subject to a four month hold period in accordance with Canadian securities law requirements. Closing of the transaction is subject to regulatory approval and is scheduled to be on April 10, 2006.

Decision to Proceed with Development of Manantial Espejo

        On March 23, 2006, we received clearance from the Province of Santa Cruz, Argentina for our Environmental Impact Assessment on the Manantial Espejo silver project and, as a result, we plan to proceed with the development and construction of mining facilities at the project. We have also signed an agreement with the Federal Government of Argentina and the Province of Santa Cruz to supply grid electrical power to the town of Gobernador Gregores with a sub-connection to the Manantial Espejo project.

        We have obtained a technical report on the Manantial Espejo project authored by Dr. Michael Steinmann, P. Geo., Senior Vice-President Geology and Exploration for the Company, dated March 16, 2006. Dr. Steinmann is a qualified person for purposes of NI 43-101. A copy of the technical report is available for viewing on SEDAR, which can be accessed at www.sedar.com. The following discussion of the Manantial Espejo project is derived from this technical report.

        The four zones of mineralization on the Manantial Espejo property will be developed using both open pit and underground mining methods. Silver and gold recovery will be by conventional milling and leaching at a rate of approximately 2,000 tonnes per day. The feasibility study estimates that the recovery rates for silver and gold will be 93% and 94%, respectively.

        It is estimated that the Manantial Espejo project will produce on average approximately 4.3 million ounces of silver and 62,000 ounces of gold annually over a mine life of 8.5 years. Capital costs for the project are expected to be $112.3 million, including working capital and normal construction contingencies, plus $18.1 million in Argentine value added tax, which will be refundable once the mine is in production.

        Utilizing the metal price assumptions used in the technical report and upon which we made our production decision, of $6.25 per ounce for silver and $425 per ounce for gold, the mine will generate an undiscounted after tax net present value of approximately $40.5 million, an internal rate of return of approximately 7% and a capital payback of approximately 4.7 years. Average life of mine cash costs will be $0.02 per ounce, net of gold byproduct credits. Based on metal prices as at March 22, 2006, of $10.53 per ounce for silver and $550.75 per ounce of gold, the undiscounted net present value of the project would be approximately $169 million, the internal rate of return would be approximately 25% and the capital payback period would be approximately 2.3 years.

        Basic engineering for the Manantial Espejo project has been initiated and construction is expected to take 18-20 months.

Mark-to-Market Valuation of Our Open Forward Contracts

        From time to time, we mitigate the metal price and currency rate risk associated with our base metal production and foreign currency requirements by entering into forward sales or purchase contracts to minimize the effect of declines in metal prices or strengthening of foreign currencies relative to the U.S. dollar. In 2004, we implemented a hedge accounting policy for the accounting treatment of our base-metal forward contracts program. In February 2006, it was concluded that our accounting for our forward contracts for the sale of base metals (lead and zinc) and our forward contracts for purchasing Mexican pesos with U.S. dollars did not qualify for hedge accounting under AcG-13, Hedging

Relationships. As a result, we restated our unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited consolidated financial statements for the year ended December 31, 2004.

        As a consequence of the recent change in accounting treatment for our open forward contracts, we recognize mark-to-market valuations through income at the end of each financial period, which may have a significant impact on our financial results, irrespective of the actual market price of the metal or exchange rate at settlement of the contracts.

        As of December 31, 2005, our zinc forward sales position was 13,400 tonnes of zinc at a weighted average price of $1,551 per tonne and had a negative mark-to-market value of $4.3 million, based on cash offered price of $1,907 per tonne. As of March 31, 2006, our zinc forward sales position had reduced to 10,500 tonnes at a weighted average of $1,759 per tonne, while the cash offered price of zinc had increased to $2,686 per tonne.

        As of December 31, 2005, our Mexican peso ("MXN") forward purchases position was MXN 203 million at an average MXN/USD exchange rate of 11.26 and had a positive mark-to-market value of $0.9 million, based on a spot exchange rate of 10.65. As of March 31, 2006, our MXN position had reduced to MXN 102 million at a weighted average exchange rate of 11.27 and the spot exchange rate had increased to 10.8973.

        Our concentrate sales contracts include provisions for pricing the contained silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced. Under these circumstances, we immediately fix the spot price for the silver contained in the concentrates produced. At March 31, 2006, we had fixed the price of one million ounces of our first quarter's silver production contained in concentrates. The price fixed for these ounces, which will be settled in April and May of 2006 averaged $9.98 per ounce, while the spot price of silver was $11.75 per ounce on March 31, 2006.

The Offering

Common Shares Offered:	5,750,000 Shares
Over-Allotment Option:	Shares ( % of the shares issued under the offering)
Common Shares Outstanding after the Offering:	(1)
Use of Proceeds:
The net proceeds of the offering will be used as follows (i) $130 million to fund development and construction of mining facilities at our Manantial Espejo project in Argentina; and (ii) the remainder for working capital and general corporate purposes.
NASDAQ Listing Symbol:	PAAS
TSX Listing Symbol:	PAA
Risk Factors:
Prospective purchasers of Shares should consider carefully the information set forth under "Risk Factors" and all other information included or incorporated by reference in this prospectus supplement before making an investment in the Shares.

Note:

(1)
This figure does not include 1,950,000 common shares to be issued as consideration for the acquisition of the remaining 50% interest in the Manantial Espejo project that we do not already own, 1,050,641 common shares reserved for issuance pursuant to outstanding stock options, which are exercisable at a weighted average price of $10.88 per share, 3,808,497 common shares reserved for issuance pursuant to outstanding warrants, which are exercisable at a price of $10.25 per share, and 255,781 common shares reserved for issuance pursuant to outstanding warrants, which are exercisable at an exercise price of $16.91 per share, as at February 28, 2006.

Summary Consolidated Financial and Production Information

        The following sets forth summary consolidated financial information derived from our audited consolidated financial statements as of and for the fiscal years ended December 31, 2003, 2004, and 2005, which are incorporated by reference into and form part of this prospectus supplement, as well as production information. Historical results do not necessarily indicate results expected for any future period. The data below is qualified in its entirety by the detailed information included or incorporated by reference into this prospectus supplement and should be read in conjunction with Management's Discussion and Analysis and the consolidated financial statements and the accompanying notes incorporated by reference into this prospectus supplement.

	2005	2004	2003
	(in thousands, except per share and production amounts) (audited)
Income Statement Data:
Sales	$122,401	$94,825	$45,122
Cost of sales	87,648	69,162	39,778
Depreciation and depletion	13,095	10,869	3,325

Mine operating earnings	21,658	14,794	2,019

General and administrative	(6,936)	(6,241)	(5,625)
Exploration	(3,697)	(3,838)	(2,543)
Asset retirement and reclamation	(2,329)	(1,315)	(303)
Write-down of mining assets	(29,666)	(2,460)	—
Interest (income) expense net	2,155	76	(660)
Loss on commodity and foreign currency contracts	(8,196)	(6,617)	—
Gain on sale of assets	2,556	23,747	318

Net income (loss) before taxes and non-controlling interest	(24,455)	18,146	(6,794)
Non-controlling interest	(854)	(179)	—
Income taxes	(3,285)	(2,753)	—

Net income (loss) for the period	$(28,594)	$15,214	$(6,794)

Earnings (loss) per share
Basic and Diluted	$(0.43)	$0.06	$(0.20)

Weighted average number of shares outstanding
Basic	67,042	63,169	51,058

Fully diluted	67,042	65,268	51,058

Balance Sheet Data (at period end):
Cash and short-term investments	$55,322	$98,136	$89,129
Total Assets	$362,280	$370,086	$279,883
Long-term liabilities	$77,592	$68,279	$73,137
Shareholders' equity	$257,322	$275,516	$184,098
Cash Flow Data:
Cash generated by (used in) operations	$10,763	$3,133	$(4,518)
Mining property, plant and equipment expenditures	$(59,638)	$(17,043)	$(18,327)
	2005	2004	2003
	(unaudited)
Production Data:
Silver ounces	12,529,417	11,182,030	8,641,914
Zinc tonnes	37,421	34,086	31,797
Lead tonnes	15,410	16,694	18,990
Copper tonnes	3,931	3,426	3,143
Cost Data:
Cash cost per ounce	$4.38	$4.17	$4.21
Total cost per ounce	$5.72	$5.30	$4.73

RISK FACTORS

        Prospective investors should carefully consider the following risks, as well as the other information contained in this prospectus supplement and the documents incorporated by reference herein before investing in the Shares. If any of the following risks actually occurs, our business could be harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or that we deem immaterial, may also adversely affect our business.

Risks Related to our Business

The price of silver and other metals are affected by numerous factors and declining market prices for these metals could materially adversely impact our operations and profitability.

        The majority of our revenue is derived from the sale of concentrates containing silver, zinc, and, to a lesser degree, copper, lead and gold, and therefore fluctuations in the price of these commodities represents one of the most significant factors affecting our operations and profitability. The price of silver and other metals are volatile and are affected by numerous factors beyond our control, including:

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  levels of supply and demand;

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  global or regional consumption patterns;

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  sales by government holders;

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  metal stock levels maintained by producers and others;

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  increased production due to new mine developments and improved mining and production methods;

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  speculative activities;

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  inventory carrying costs;

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  availability and costs of metal substitutes;

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  international economic and political conditions;

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  interest rates;

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  currency values; and

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  inflation.

        We cannot assure you that market prices for these metals will not decline. A decline in the market price for these metals could have a material adverse impact on our operations and profitability.

Our business operates in foreign countries and is exposed to risks, including risks relating to an unfriendly political climate.

        The majority of our current operations are conducted by the Company's subsidiaries in Peru, Mexico, Argentina and Bolivia, and all of our current production and revenue is derived from operations in Peru, Mexico and Bolivia. As our business is carried on in a number of foreign countries we are exposed to a number of risks and uncertainties, including:

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  terrorism and hostage taking;

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  military repression;

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  expropriation or nationalization without adequate compensation;

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  difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

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  labor unrest;

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  high rates of inflation;

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  changes to royalty and tax regimes;

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  extreme fluctuations in currency exchange rates;

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  volatile local political and economic developments;

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  difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations; and

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  restrictions on the repatriation of capital or exchange controls.

        Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. Local opposition may arise in the future with respect to our foreign operations. If we were to experience resistance or unrest in connection with our foreign operations, it could have a material adverse impact on our operations or profitability.

        In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concern among foreign companies doing business in Bolivia due to the government's policy objective of nationalizing the oil and gas industries. Although the focus of the government's proposed nationalization policy does not specifically target the mining industry, there is no certainty the government will not take steps to implement such measures. Risks of doing business in Bolivia include being subject to higher royalties, taxes, revision of contracts, increased government participation in projects and threatened expropriation of assets, all of which could have a material adverse impact on our operations or profitability.

        A national election is scheduled in Peru for April 9, 2006 and a current frontrunner has seen his popularity grow as a result of his nationalist approach and expressed intent to alter contracts with foreign companies. Although the results of the election are uncertain, there is a possibility that the winner of the election will enact measures that negatively affect, perhaps materially, our mineral interests, operations and profitability in Peru.

We are party to commodity and currency contracts which, depending on market prices of certain base metals and currencies, may significantly impact our financial results.

        While we do not hedge our silver production, from time to time, we mitigate the metal price and currency rate risk associated with base metal production and foreign currency requirements by entering into commodity and currency contracts (such as forward purchases or sales contracts), to minimize the impact of declines in metal prices or strengthening of foreign currencies on our operating results. These trading activities may generate significant gains or losses, depending on the market price of a metal or exchange rate at settlement relative to the stated forward contract price/rate.

        As a consequence of the recent change in accounting treatment for our open forward contracts, we recognize mark-to-market valuations through income at the end of each financial period, which may have a significant impact on our financial results, irrespective of the actual market price of the metal or exchange rate at settlement of the contracts.

        As of December 31, 2005, our zinc forward sales position was 13,400 tonnes of zinc at a weighted average price of $1,551 per tonne and had a negative mark-to-market value of $4.3 million, based on cash offered price of $1,907 per tonne. As of March 31, 2006, our zinc forward sales position had reduced to 10,500 tonnes at a weighted average of $1,759 per tonne, while the cash offered price of zinc had increased to $2,686 per tonne.

        As of December 31, 2005, our Mexican peso forward purchases position was MXN 203 million at an average MXN/USD exchange rate of 11.26 and had a positive mark-to-market value of $0.9 million, based on a spot exchange rate of 10.65. As of March 31, 2006, our MXN position had reduced to MXN 102 million at a weighted average exchange rate of 11.27 and the spot exchange rate had increased to 10.8973.

        Our concentrate sales contracts include provisions for pricing the contained silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced. Under these circumstances, we immediately fix the spot price for the silver contained in the concentrates produced. At March 31, 2006, we had fixed the price of one million ounces of our first quarter's silver production contained in concentrates. The price fixed for these ounces, which will be settled in April and May of 2006 averaged $9.98 per ounce, while the spot price of silver was $11.75 per ounce on March 31, 2006.

        The recognition through our income of mark-to-market valuations resulting from these changes in spot prices and exchange rates may have a significant negative impact on our financial results for the quarter ended March 31, 2006, and for future financial periods.

        In addition, we may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity. As our current policy is to not hedge the price of silver, we are therefore fully exposed to declines in the price of silver.

Our business activities are subject to extensive laws and regulations that expose us to significant compliance costs and the risk of lawsuits.

        Our operations and exploration and development activities are subject to extensive Canadian, United States, Peruvian, Mexican, Bolivian, Argentinean and other foreign federal, state, provincial, territorial and local laws and regulations governing various matters, including:

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  environmental protection;

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  management and use of toxic substances and explosives;

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  management of natural resources;

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  exploration, development of mines, production, and post-closure reclamation;

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  exports;

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  price controls;

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  repatriation of capital and exchange controls;

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  taxation;

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  mining royalties;

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  labor standards and occupational health and safety, including mine safety; and

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  historic and cultural preservation.

        The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been implemented or threatened in Peru) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

If we fail to comply with all local laws we could lose certain rights and our business and operations could be adversely affected.

        In some of the countries in which we operate, failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse effect on our operations or business.

Our operations are subject to numerous governmental permits which are difficult to obtain and we may not be able to obtain or renew all of the permits we require.

        In the ordinary course of business, we are required to obtain and renew governmental permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed what we believe we can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

Our mining and development operations involve risks which we may not be able to overcome, and which could expose us to liabilities that are not covered by our insurance.

        The operation and development of a mine or mineral property is inherently dangerous and involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

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  environmental hazards;

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  industrial accidents and explosions;

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  the encountering of unusual or unexpected geological formations;

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  ground fall and cave-ins;

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  flooding;

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  earthquakes; and

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  periodic interruptions due to inclement or hazardous weather conditions.

  These occurrences could result in:

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  environmental damage and liabilities;

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  work stoppages and delayed production;

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  increased production costs;

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  damage to, or destruction of, mineral properties or production facilities;

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  personal injury or death;

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  asset write downs;

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  monetary losses; and

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  other liabilities.

        Liabilities that we incur may exceed the policy limits of our insurance coverage or may not be insurable, in which event we could incur significant costs that could adversely impact our business, operations or profitability.

We are subject to exploration and development risks.

        The long-term operation of our business and its profitability is dependent, in part, on the cost and success of our exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of our mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade, amenability to metallurgical recovery processes and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond our control.

        Prior to commencing production, studies which demonstrate the economic feasibility of a development project must be completed, all necessary permits must be obtained, a production decision must be made by our board of directors, financing for construction and development must be arranged and construction must be completed. Feasibility studies derive estimates of cash operating costs based upon, among other things:

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  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

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  anticipated recovery rates of silver and other metals from the ore; and

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  cash operating costs of comparable facilities and equipment.

        Actual capital and operating costs, production and economic returns may differ significantly from those estimated in feasibility studies and there can be no assurance that our actual capital and operating costs will not be higher than currently anticipated or disclosed.

        As a result, there can be no assurance that our acquisition, exploration and development programs will yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on our operations and profitability.

There is a degree of uncertainty in the calculation of mineral reserves, resources and silver and base metal recovery.

        There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed the quantity of mineral and reserve and resource grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

We rely on infrastructure and must commit capital to the maintenance or provision of such infrastructure.

        Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could impact development of a project, reduce mining volumes or increase mining or exploration costs, any of which could adversely impact our operations and profitability.

        The equipment on site at the Morococha property, particularly the Amistad plant, is old and may require higher capital investment than we have estimated.

We are party to smelter supply arrangements that, if not honored, could impact our operating results.

        The zinc, lead and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. Should certain of these counterparties not honor supply arrangements, or should certain of them become insolvent, we may face the prospect of not recovering full payment for delivered concentrates and we may be forced to sell our concentrates in the spot market. In such circumstances, our future operating results may be materially adversely affected.

Our business and operations are subject to environmental laws and regulations that may increase our cost of doing business and restrict our operations.

        All phases of our operations are subject to environmental regulation in the various jurisdictions in which we operate. Environmental legislation in all of the jurisdictions in which we operate is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact, perhaps materially, our operations and profitability. In addition, environmental hazards may exist on our properties which are currently unknown to us. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or natural conditions. The costs of such cleanup actions may have a material adverse effect on our operations and profitability.

        Responsibility for construction of a water treatment plant for the Kingsmill Tunnel and tailings mitigation program at Huascacocha Lake, near the Morococha mine, has been apportioned by Water Management Consultants Inc. in environmental studies among the Morococha mine and mining companies operating neighbouring projects, including Centromin Peru ("Centromin"), a government entity, Soc. Minera Austria Duvaz, Soc. Minera Buquiococha and Minera Centrominas. In the event that one or more of these companies defaults on its funding obligation for the Kingsmill water treatment plant or the Huascacocha Lake tailings mitigation program, our proportionate share of the costs, which is estimated to be approximately 12%, of such environmental projects could increase and reduce cash flow from Morococha operations.

We have ongoing reclamation obligations and may be required to contribute additional capital to these obligations.

        Reclamation requirements vary depending on the location of the property and the managing governmental agency, but they are similar in that they aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. We are actively providing for or have carried out any requested reclamation activities on our properties. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and have a material adverse impact on our financial resources.

Our obligations under the Peruvian mine closure law cannot yet be determined.

        On October 14, 2003, the Peruvian government published Law 28090 "Mine Closure Law" which establishes provisions relating to mine closure plans. For existing mining operations the law provides that a mine closure plan must be submitted for certification to the Peruvian Ministry of Energy and Mines within 12 months of the law entering into force. No enabling regulations were published with the law. Therefore, the impact of the law on our Peruvian mining and exploration activities cannot yet be determined.

        The law provides that a mine operator must grant an environmental warranty for the estimated costs associated with its mine closure plan. The law does not establish when such warranties must be in place and does not specify the form of the required warranty. However, the law indicates that a warranty may take the form of insurance, cash collateral, a trust agreement or other forms, as permitted by the Civil Code of Peru. Our Huaron, Quiruvilca and Morococha mines will submit closure plans as required by the law, but until these plans have been certified and the nature and form of whatever environmental warranty is required have been determined, the impact of this law on our Peruvian mining and exploration activities cannot be determined.

Our business could be negatively affected if we cannot attract and retain qualified employees.

        Recruiting and retaining qualified personnel is critical to our success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative and mining personnel as well as additional operations staff. Although we believe that we will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If we are not successful in attracting and training qualified personnel, the efficiency of our operations could be affected. This could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Our unionized employees could go on strike in the future.

        Certain of our employees and the employees of Peruvian mining contractors indirectly employed by us are represented by unions. We have experienced labor strikes and work stoppages in the past. There can be no assurance that we will not experience future labor strikes or work stoppages.

Title to our assets cannot be guaranteed and may be subject to third party claims or other defects.

        The validity of mining or exploration titles or claims, which constitute most of our property holdings, can be uncertain and may be contested. We believe we have used our reasonable commercial efforts to investigate our title or claims to our various properties and, to the best of our knowledge, except where we have otherwise identified, those titles or claims are in good standing. However, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims or that such exploration and mining titles or claims will not be challenged or impugned by third parties. We operate in countries with developing mining laws and changes in such laws could materially impact our rights to our various properties or interests therein.

        Although we have received title opinions for those properties in which we have a material interest there is no guarantee that title to such properties will not be challenged or impugned. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Our properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

        We do not own any surface lands in the areas that overlie our mining concessions at the Morococha property. These surface lands belong to Centromin. Centromin also holds rights to certain sub-surface areas which may allow easier and less costly underground access to some areas of the Morococha concessions. The Morococha property's previous owner, Sociedad Minera Corona S.A. ("SMC"), and its predecessors have used Centromin's surface lands and sub-surface rights for mining and processing operations for decades with Centromin's knowledge. We are claiming a right to continued use of these surface lands and sub-surface rights based on this past use. However, there is no assurance that Centromin will continue to allow unimpeded use of these surface lands and sub-surface rights by the Morococha operations. In particular, Centromin has requested that we cease to use two immaterial parcels of land we currently use. As well, the development of the adjacent Toromocha disseminated copper system into a mine may interfere with operations on the Morococha property. In such an event, we could be required to incur potentially significant costs and expense to acquire surface and sub-surface rights for our Morococha operations and could be required to cease certain Morococha operations altogether if such surface and sub-surface rights cannot be obtained for reasonable consideration.

        We acquired our interest in the Manantial Espejo project on the understanding that while strict compliance with the mining law had not occurred, prior owners had reached an agreement with the mining authorities to bring the property into compliance. However, with respect to the required minimum expenditure threshold originally applicable under the mining law to a prior owner's operations at Manantial Espejo, we were able to secure a different expenditure threshold with the Argentine government. Until recently, although we had always complied with the terms of this agreement, it could never be certain that the original non-compliance of previous owners would not affect title to the properties. However, on March 23, 2006 the Argentine government approved the Environmental Impact Statement submitted to it by us, effectively authorizing construction of the mine. As such, our management is confident that this approval waives any uncertainty with respect to the government recognizing and abiding by our title to the properties.

Our success depends partly on our ability to manage acquired businesses.

        An element of our business strategy is to make selected strategic acquisitions. For example, we completed the acquisition of Corner Bay Silver Inc. in February 2003 and the acquisition of the Morococha mine in August 2004. We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. The success of our acquisitions will depend upon our ability to effectively manage the operations of entities we acquire and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that we will be able to successfully manage the operations of businesses we acquire or that the anticipated benefits of our acquisitions will be realized.

There can be no assurance that we will successfully locate and acquire additional mineral properties.

        Mines have limited lives and as a result, we continually seek to replace and expand our reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable. Competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies or properties having significant exploration potential. As a result, there can be no assurance that our acquisition and exploration programs will yield new mineral reserves to replace or expand current mineral reserves.

Change to United States mining legislation could impose payment obligations on us and could affect our operations.

        There is a movement in the United States Congress to reform the current mining laws. While it is not expected that any reform legislation will pass the United States Congress in the current session, it is not unlikely that some changes to U.S. mining laws will occur in the future. These changes may include the payment of royalties to the government, increased holding fees and restrictions or prohibitions on patenting mining claims. In addition, prospective legislation could be expected to include various environmental and land use requirements, which may restrict, or in some cases, prevent mining operations. Although none of the mineralization on the properties on which we hold direct or indirect interests are within unpatented claims, our interest in unpatented claims on federal land could have an overall impact on the value of our properties in the United States.

Foreign exchange rate fluctuations may affect our results of operations.

        Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which our products are sold) against the Canadian dollar (used to pay corporate head office costs), the Peruvian sole and the Mexican peso (being the currencies in which a significant portion of our operating costs are incurred), could have a significant impact on our results of operations. From time to time, we engage in hedging activities in connection with foreign currency requirements in order to minimize the impact of strengthening foreign currencies on our operating results. For example, in order to mitigate the exposure presented by the construction expenditures at Alamo Dorado in Mexican pesos, we purchased MXN 203 million, settling between January 2006 and June 2006 to match anticipated spending at an average MXN/USD exchange rate of 11.26. At December 31, 2005, the positive mark to market value of our position was $0.9 million. We cannot assure you, however, that our efforts to hedge against currency fluctuations will be successful in the future.

Risks Related to the Offering

The price of our common shares may fluctuate and may result in losses to investors.

        The trading price of our common shares has been and may continue to be subject to large fluctuations, which may result in losses to investors. The high and low closing sale prices of our common shares on the Nasdaq were $19.75 and $11.20 in 2004; $20.75 and $12.31 in 2005; and $27.68 and $18.42 for the three months ended March 31, 2006. The trading price of our common shares may increase or decrease in response to a number of events and factors, including:

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  trends in the silver mining industry and the markets in which we operate;

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  changes in the market price of the commodities we sell;

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  changes in financial estimates and recommendations by securities analysts;

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  acquisitions and financings;

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  quarterly variations in operating results;

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  global and regional political and economic conditions and other factors;

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  general stock market conditions;

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  the operating and share performance of other companies that investors may deem comparable to us; and

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  purchase or sales of blocks of our common shares.

        This volatility may adversely impact the prices of the Common Shares regardless of our operating performance.

We have never declared dividends.

        We have never declared or paid any dividends on our common shares. We currently intend to retain our earnings, if any, to finance the growth and development of our business and do not expect to pay dividends or to make any other distributions in the future, which may limit the way in which you may realize any returns on your investment.

The issuance of additional common shares may negatively impact the trading price of our common shares.

        We have in the past and may continue to issue equity securities to finance our activities. In addition, outstanding options or warrants to purchase common shares may be exercised, resulting in the issuance of additional common shares. The issuance by us of additional equity securities or a perception that such an issuance may occur could have a negative impact on the trading price of the common shares.

Investors may encounter difficulty when attempting to enforce civil liabilities against us in the United States.

        We are organized under the laws of the Province of British Columbia and our principal executive office is located in British Columbia. Many of our directors, controlling persons, officers and the experts named in this prospectus supplement are residents of Canada and a substantial portion of their assets and a majority of our assets are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon the directors, controlling persons, officers and the experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the federal securities laws of the

United States. There is doubt as to the enforceability in Canada against the Company or against any of its directors, controlling persons, officers or experts who are not residents of the United States, of original actions or actions for enforcement of judgments of United States courts of liabilities based solely upon the federal securities laws of the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        Some of the statements included or incorporated by reference in this prospectus supplement constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this prospectus supplement, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "budget", "may", "schedule" and similar words or expressions, identify forward-looking statements. These forward-looking statements relate to, among other things:

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  the sufficiency of our current working capital or anticipated operating cash flow;

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  our acquisition of the remaining 50% of Manantial Espejo;

  •
  projected capital expenditures, production estimates, cash flow and other projections relating to Manantial Espejo;

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  the sufficiency of the mineral reserves or resources at the Morococha, Huaron, La Colorada, Quiruvilca, Alamo Dorado, Manantial Espejo or other properties;

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  our long range mine plan and development program for the Alamo Dorado and Manantial Espejo properties;

  •
  estimated production from the Huaron, La Colorada, Quiruvilca, Alamo Dorado, Manantial Espejo or other properties;

  •
  the estimated cost of or availability of funding for ongoing capital improvement programs;

  •
  the estimated costs or estimated completion dates of the proposed development or expansion of the Morococha, Huaron, Alamo Dorado and Manantial Espejo projects;

  •
  estimated exploration expenditures to be incurred on our various silver exploration properties;

  •
  compliance with environmental standards;

  •
  forecast capital or non-operating spending; and

  •
  levels of silver or other metals production, production costs and metal prices.

        These statements reflect our current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements including, without limitation, the factors identified in this prospectus supplement under the caption "Risk Factors". Investors are cautioned against attributing undue certainty to forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. We do not intend, and do not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.

USE OF PROCEEDS

        We expect to receive approximately $            in net proceeds from this offering, after deducting fees payable to the underwriters and our estimated expenses of the offering.

        Of these net proceeds, we expect to use approximately $130.0 million for the development and construction of mining facilities at our Manantial Espejo silver project in Argentina and the remainder for working capital and general corporate purposes. Pending the uses described above, we intend to invest the net proceeds from the offering primarily in highly-liquid debt securities with original maturities in excess of three months and less than one year. These debt securities include corporate bonds with Standard & Poor's ratings of A- to AAA with an overall average of single A high.

        The actual amount that we spend in connection with each of the intended uses of proceeds may vary significantly from the amount specified above, and will depend on a number of factors, including those listed under "Risk Factors". There may be circumstances where, for business reasons, a reallocation of the net proceeds from the offering may be necessary. We will only redirect such proceeds to our other properties and will only do so on the basis of a written recommendation from an independent, professional geologist or engineer.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization, cash, cash equivalents and short term investments of the Company as at December 31, 2005 on an actual basis and as adjusted to give effect to the offer and sale of the Shares (based on the public offering price of $            per Share, and after deducting the underwriters' commission and our estimated expense). The table should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2005 and management's discussion and analysis thereof, incorporated in each case by reference in this prospectus supplement.

	As at December 31, 2005
	Actual	As adjusted(1)(2)
	(audited)	(unaudited)
	(in thousands of dollars)
Cash, cash equivalents and short term investments	$55,322	$

Long term debt	$126		$126
Shareholders' equity:
Outstanding common shares(3) (100,000,000 authorized)	$388,830	$
Equity component of convertible debentures	$762		$762
Additional paid in capital	$13,117	$
Deficit	$(145,387)	$

Total shareholders' equity	$257,322	$

Total capitalization	$257,448	$

Notes:

(1)
These figures do not include 1,050,641 common shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average exercise price of $10.88 per share, 3,808,497 common shares reserved for issuance pursuant to outstanding warrants, which are exercisable at a price of $10.25 per share, 255,781 common shares reserved for issuance pursuant to outstanding warrants which are exercisable at an exercise price of $16.91 per share, 92,308 common shares issued pursuant to the exercise of stock options, 14,449 common shares issued as bonuses to certain officers and employees and 1.95 million common shares to be issued as consideration for the purchase of the remaining 50% of the Manantial Espejo silver project.

(2)
Prior to the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, cash and cash equivalents and short term investments, outstanding common shares, additional paid in capital, deficit, total shareholders' equity and total capitalization would be $            , $            , $            , $            , $            , and $            , respectively.

(3)
Outstanding common shares at December 31, 2005 were 67,564,903 on an actual basis and would have been                    on an as adjusted basis.

        Since December 31, 2005, the following changes have occurred to the share and loan capital of the Company, on a consolidated basis, and are not reflected in the "as adjusted" column of the table above:

  •
  the Company issued 92,308 of its common shares pursuant to the exercise of stock options;

  •
  the Company issued 14,449 of its common shares as bonuses to certain of our officers and employees and as compensation to the Company's directors;

  •
  the Company issued 1,024 of its common shares pursuant to the exercise of warrants; and

  •
  on March 21, 2006, we entered into an agreement with Silver Standard Resources Inc. to acquire the remaining 50% interest in the Manantial Espejo silver project in Argentina that we did not previously own in consideration for the issuance of 1.95 million common shares of the Company. See "Summary — Recent Developments — Purchase of Remaining 50% Interest in Manantial Espejo".

DIVIDEND POLICY

        We have never declared or paid any dividends on our common shares. We intend to retain our earnings, if any, to finance the growth and development of our business and do not expect to pay dividends or to make any other distributions in the near future. Our board of directors will review this policy from time to time having regard to our financing requirements, financial condition and other factors considered to be relevant.

PRICE RANGE AND TRADING VOLUME

        The Company's common shares are listed for trading on the TSX under the trading symbol "PAA" and on the Nasdaq under the trading symbol "PAAS". The following tables set out the market price range and trading volumes of the Company's common shares on the TSX and Nasdaq for the periods indicated.

		Toronto Stock Exchange			Nasdaq
Year		High (Cdn$)	Low (Cdn$)	Volume (no. of shares)	High ($)	Low ($)	Volume (no. of shares)
2006	March	32.13	25.13	5,709,109	27.68	21.58	42,391,725
	February	29.14	24.61	4,683,260	25.48	21.30	41,477,488
	January	28.02	21.33	4,001,674	24.54	18.42	33,794,396
2005	December	23.86	20.54	2,759,239	20.75	17.48	26,952,017
	November	23.29	18.48	1,689,041	19.97	15.61	17,160,695
	October	21.63	17.93	1,360,764	18.47	15.21	16,507,324
	Third Quarter	21.56	17.37	3,624,100	18.39	14.12	43,475,956
	Second Quarter	19.58	15.65	4,148,389	16.11	12.31	93,511,465
	First Quarter	21.60	17.50	4,232,227	17.93	14.37	53,849,831
2004	Fourth Quarter	22.58	18.50	5,354,123	18.94	15.36	56,701,003
	Third Quarter	20.90	16.48	6,106,673	17.31	12.36	55,976,236
	Second Quarter	25.95	16.40	18,976,214	19.75	11.20	83,879,540
	First Quarter	24.48	17.95	12,641,711	18.67	13.70	82,741,484

        On April 5, 2006, the closing price of the Company's common shares on the TSX was Cdn$29.75 per common share and on Nasdaq was $25.62 per common share.

EXCHANGE RATE INFORMATION

        The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period. These rates are based on the inverse noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	2003	2004	2005
	(U.S. dollars)
Rate at the end of period	0.7708	0.8402	0.8569
Average rate during period	0.7088	0.7674	0.8260
Highest rate during period	0.7708	0.8493	0.8615
Lowest rate during period	0.6329	0.7158	0.7872

        On April 4, 2006, the inverse of the noon buying rate was Cdn$1.00 per $0.8575.

MANAGEMENT

        The following table sets forth information about our directors, executive officers and certain key employees, and their respective positions as of the date of this prospectus supplement.

Name	Title
Executive Officers
Ross J. Beaty	Chairman
Geoffrey A. Burns	President and Chief Executive Officer
A. Robert Doyle	Chief Financial Officer
Senior Management
Steven Busby	Senior Vice President, Project Development & Technical Services
Andrew Pooler	Senior Vice President, Mining Operations
Michael Steinmann	Senior Vice President, Geology and Exploration
Robert Pirooz	General Counsel and Secretary
Directors
Ross J. Beaty	Director
Geoffrey A. Burns	Director
William A. Fleckenstein	Director
Michael Larson	Director
Michael J. J. Maloney	Director
Paul B. Sweeney	Director
John M. Willson	Director
John H. Wright	Director

        Ross J. Beaty founded the Company in 1994 and currently serves as Chairman. He is a geologist with more than 30 years of experience in the international minerals industry and is a past President and current member of the Executive Committee of the Silver Institute in Washington, DC. He is also a founder of the Pacific Mineral Museum in British Columbia. Mr. Beaty is a Fellow of the Geological Association of Canada and the Canadian Institute of Mining, and is a recipient of the Institute's Past President's Memorial Medal. Mr. Beaty has a B.Sc. from the University of British Columbia, an M.Sc. from the Royal School of Mines, University of London and an LL.B. degree from the University of British Columbia.

        Geoffrey A. Burns has over twenty years' experience in the precious metals mining industry. He joined us in 2003 after four years as Senior Vice-President and Chief Financial Officer of Coeur d'Alene Mines Corp. Prior to this, Mr. Burns was the Chief Financial Officer of Prime Resources Group and the Controller of Homestake Canada Inc. Mr. Burns holds a Bachelor of Science degree in Geology from McMaster University in Hamilton and a Masters of Business Administration from York University in Toronto. While concentrating on financial management, with particular emphasis on capital markets transactions and mine financing, Mr. Burns also has extensive experience in mine operations, project development, human resources and long term strategic planning. Mr. Burns was appointed Chief Executive Officer of the Company in May 2004.

        A. Robert Doyle joined us as Chief Financial Officer in January, 2004. He brings to the role a strong background in financial management, particularly in the metals market, after six years as Senior Vice-President Mining Finance and Metals Marketing with Standard Bank in New York. Mr. Doyle also has extensive accounting and audit experience in New York, London and South Africa. He is a Chartered Accountant and Chartered Financial Analyst with a B.Bus.Sc (Honours) Finance degree from the University of Cape Town.

        Steven Busby is a metallurgist with more than 20 years of mining experience prior to joining us in September of 2003. He has provided mineral processing expertise to mines and projects in South Africa,

Russia and throughout the Americas, from Alaska to Chile. While private consulting for several years he was formerly Vice-President, Engineering for Coeur d'Alene Mines Corp. and spent seven years with Amax Gold Inc. before that. Mr. Busby holds a B.Sc. in Mineral Processing Engineering.

        Andrew Pooler joined us in 2003, bringing with him extensive experience in executive administration and mining operations. Most recently he was the Chief Operating Officer for Colville Tribal Enterprise Company in Washington State, responsible for 10 different operations in addition to a multitude of construction projects. He has served as Vice-President Operations for Amax Gold Inc. and Greenstone Resources Inc., overseeing mining operations and projects throughout North and South America. Mr. Pooler obtained a B.Sc. in Mining Engineering from the University of Idaho in 1984.

        Michael Steinmann joined us in May of 2004 after six years with Glencore International AG in Peru. He has extensive experience managing the geological function of a wide range of base and precious metal mines, with particular emphasis on South American deposits. He has also evaluated mines and projects throughout South and Central America, Europe and Asia. Dr. Steinmann holds a Ph.D in Geology from the Swiss Federal Institute of Technology and a M.Sc in Geology from the University of Zurich.

        Robert Pirooz first joined us in 1998 and is currently General Counsel and Secretary. His extensive legal and business experience includes the role of Vice-President and General Counsel for the BCR Group of Companies. Mr. Pirooz was called to the British Columbia Bar in 1990 after obtaining an LL.B. from the University of British Columbia and studying commerce at Dalhousie.

        William A. Fleckenstein has been a director since May, 1997 and has extensive experience in the investment management industry. He is a founding member (since 1982) of Fleckenstein Capital, a prominent Seattle-based investment advisory firm. Mr. Fleckenstein also was formerly principal of Olympic Capital Management and spent three years with Burroughs Corporation developing mainframe software and performing system engineering. Mr. Fleckenstein graduated from the University of Washington in 1980 with a B.Sc. in Mathematics.

        Michael Larson joined us in November 1999 and is the senior operating officer of Cascade Investment, LLC, the private investment firm of William H. Gates III.

        Michael J. J. Maloney was a director from September, 1995 to November, 1999 and was re-elected in 2000. He is an active private investor. Mr. Maloney graduated from the University of California, Berkeley, with a B.Sc. in 1958, and from Hastings College, University of California with a degree in law in 1961.

        Paul B. Sweeney has been a director since August, 1999 and is a former Vice President and Chief Financial Officer of Canico Resource Corp. He was Vice-President and Chief Financial Officer of Sutton Resources Inc. from May 1998 to March 1999 and Senior Vice President, Chief Financial Officer and Director of Princeton Mining Corp. from February 1997 to April 1998. Prior to 1997 Mr. Sweeney was Senior Vice President and Chief Financial Officer of Gibraltar Mines Ltd.

        John M. Willson has been a director since April, 2002 and is a mining engineer who has worked in West Africa, Montana, British Columbia and Greenland. In 1994, Mr. Willson was appointed Chief Executive Officer of Western Canada Steel Ltd., a subsidiary of Cominco. He then served as Chief Executive Officer of Pegasus Gold Inc. for four years before becoming the President and Chief Executive Officer of Placer Dome Inc. in 1993. Mr. Willson retired in 2000 and currently serves on various corporate and charitable boards in Canada.

        John H. Wright has been a director since September 1988 and specializes in various stages of mine development from feasibility to construction. He worked closely with Ross Beaty at Equinox Resources as well as co-founding the Company with Mr. Beaty. Mr. Wright spent ten years at Teck Corporation working on feasibility and mine construction projects and prior thereto worked for three years with Cominco Limited. Mr. Wright graduated from Queens University in 1974 with a B.Sc. (Honours) in Applied Metallurgy.

CERTAIN INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

        This section summarizes the material United States federal income tax consequences to "U.S. Holders" (as defined below) of the acquisition, ownership and disposition of Common Shares. This section assumes that you hold your Shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). This section does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of Shares in light of their particular circumstances nor does it deal with United States federal income tax consequences applicable to holders subject to special tax rules, including banks, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10 percent or more of Shares, persons that hold Shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion or other integrated transaction, partnerships and other pass-through entities, and persons whose functional currency is not the United States dollar. In addition, this discussion does not address the tax consequences arising under the tax laws of any state, locality or foreign jurisdiction.

        If any entity that is classified as a partnership for United States federal income tax purposes holds Shares, the tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding Shares through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their tax advisors.

        This section is based on the Code, existing and proposed Treasury regulations thereunder, published rulings, court decisions and administrative interpretations, all as currently in effect. These laws are subject to change, repeal or revocation possibly on a retroactive basis so as to result in United States federal income tax consequences different from those discussed below.

        For purposes of this discussion, you are a "U.S. Holder" if you are a beneficial owner of Shares and you are for United States federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust (a) if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        This summary does not discuss United States federal income tax consequences to any beneficial owner of Shares that is not a U.S. Holder. Each U.S. Holder is urged to consult with its own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of Shares, including the effects of federal, state, local, foreign, and other tax laws.

Taxation of Dividends

        We currently do not anticipate paying dividends on our Shares. However, in the event we do pay dividends, and provided we are not a passive foreign investment company, as discussed below, you must include in your gross income as ordinary income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from this dividend. You must include the dividend in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes), including the amount of any Canadian taxes withheld from the distributions, will be treated as a non-taxable return of capital to the extent of your adjusted basis in the Shares and as a capital gain to the extent it exceeds your basis. If you are a non-corporate U.S. Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2009, may be subject to United States federal income tax at lower rates than other types of ordinary income (generally 15 percent) provided certain holding period and other requirements are satisfied. These requirements include (a) that we are a "qualified foreign corporation," and (b) that you not treat the dividend as "investment income" for purposes of the investment interest deduction rules. Provided that we are not treated as a passive foreign investment company, described below, we believe that we are a "qualified foreign corporation." U.S. Holders should consult their own tax advisors regarding the application of these rules.

        If you are entitled to benefits under the Canada-United States Income Tax Convention, dividends you receive with respect to Shares generally will be subject to Canadian withholding tax at the rate of 15 percent. Additionally, such dividends generally will be treated as foreign source income for foreign tax credit limitation purposes. Accordingly, any Canadian tax withheld may, subject to certain limitations, be claimed as a foreign tax credit against your United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. For taxable years beginning before January 1, 2007, dividends will generally be "passive income" or "financial services income," and for taxable years beginning after December 31, 2006, will generally be "passive category income" or "general category income" for foreign tax credit purposes. The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules to your particular situation.

Taxation of Dispositions

        Provided that we are not a passive foreign investment company, discussed below, upon a sale or other disposition of Shares, you will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your adjusted tax basis in your Shares. Your adjusted tax basis in Shares will generally be the cost to you of such shares. Capital gain of a non-corporate U.S. Holder, including an individual, is generally taxed at a maximum rate of 15 percent if the property has been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

        Special United States federal income tax rules apply to United States persons owning shares of a passive foreign investment company ("PFIC"). We currently do not believe that we are a PFIC, nor do we anticipate that we will become a PFIC in the foreseeable future. However, there can be no assurance that the IRS will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on our assets and income in such year, as well as the availability of special rules applicable to commodities producers, described below.

        A non-U.S. corporation will generally be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75 percent of its gross income is "passive income," or on average at least 50 percent of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets. Net gains from commodities transactions are generally treated as passive income, potentially triggering PFIC status, unless such gains are active business gains from the sale of commodities and "substantially all" (85 percent) of the corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

        Certain "excess distributions," as defined in Section 1291 of the Code, received in respect of stock of a PFIC and dispositions of stock of a PFIC are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares were owned. Rather than being subject to this tax regime, a holder of stock in a PFIC generally may make:

  •
  a "qualified electing fund" election (a "QEF election"), as defined in the Code, to be taxed currently on its pro rata portion of the PFIC's ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or

  •
  a "mark-to-market" election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year. The holder's tax basis in its PFIC stock would be adjusted to reflect any such income or loss amounts.

        In order for you to be able to make a QEF election, we would have to provide certain information regarding your pro rata shares of our ordinary earnings and net capital gain. We currently do not intend to provide such information. In order for you to be able to make a mark-to-market election, our Shares must be "marketable." Our Shares will be "marketable" as long as they remain regularly traded on a national securities exchange, such as the Nasdaq National Market.

        U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its potential application to their particular situation.

Conversion of Canadian Dollars

        The tax basis of Canadian dollars received by a U.S. Holder will generally equal the United States dollar equivalent of such Canadian dollars at the exchange rate on the date the Canadian dollars are received (or, in the case of a U.S. Holder using the accrual method of accounting that has not made the election described above, on the date the U.S. Holder had a right to receive the Canadian dollars). Upon any subsequent exchange of such Canadian dollars for United States dollars, a U.S. Holder will generally recognize foreign currency gain or loss, which is treated as ordinary income or loss, equal to the difference between the U.S. Holder's tax basis for the Canadian dollars and the amount of United States dollars received. Such gain or loss will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

        If you are a non-corporate U.S. Holder, information reporting requirements on Internal Revenue Service ("IRS") Form 1099 generally will apply to:

  •
  dividend payments or other taxable distributions made to you within the United States, and

  •
  the payment of proceeds to you from the sale of Shares effected at a United States office of a broker unless you come within certain categories of exempt recipients.

        Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. Holder that does not come within certain categories of exempt recipients and you:

  •
  fail to provide an accurate taxpayer identification number,

  •
  are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or

  •
  in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

        A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

        If backup withholding applies to you, 28 percent of the gross amount of any payments to you with respect to our Shares will be withheld and paid over to the IRS. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You should consult your tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

CERTAIN INCOME TAX CONSIDERATIONS FOR CANADIAN HOLDERS

        The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular holder of Shares. Accordingly, holders should consult their own tax advisors for advice with respect to the income tax consequences to them of acquiring, holding and disposing of Shares having regard to their own particular circumstances.

        In the opinion of Borden Ladner Gervais LLP, Canadian counsel to the Company, and Blake, Cassels & Graydon LLP, Canadian counsel to the underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Shares by holders who acquire Shares pursuant to this prospectus supplement. This summary is applicable to a holder who, for purposes of the Tax Act, is resident or deemed to be resident in Canada, holds the Shares as capital property, and deals at arm's length and is not affiliated with the Company. The Shares will generally be considered capital property to a holder unless either the holder holds such Shares in the course of carrying on a business of buying and selling securities or the holder has acquired the Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Shares and every other "Canadian security" (as defined in the Tax Act), owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary is not applicable to any holder which is a "financial institution" (as defined in the Tax Act) or to any holder an interest in which would be a "tax shelter investment" (as defined in the Tax Act).

        This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposals") and counsel's understanding of the administrative and assessing practices and policies of the Canada Revenue Agency ("CRA") which have been made publicly available prior to the date hereof. No assurance can be given that the Proposals will be enacted as proposed, if at all. This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial decision or action or changes in the administrative practices of CRA, is not exhaustive of all Canadian federal income tax considerations and does not take into account other federal tax considerations or provincial, territorial or foreign income tax legislation or considerations.

        This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Shares. The income and other tax consequences of acquiring, holding and disposing of Shares will vary according to the status of the holder, the province or provinces in which the holder resides or carries on business and, generally, the holder's own particular circumstances. Accordingly, the following description of income tax matters is of a general nature only and is not intended to constitute advice to any particular holder. Prospective holders should consult their own tax advisors with respect to the income tax consequences of investing in Shares, based on the holder's particular circumstances.

Disposition of Shares

        In general, a holder of a Share will realize a capital gain (or capital loss) on a disposition, or a deemed disposition of such Share, equal to the amount by which the proceeds of disposition of the Share, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Share to the holder.

        A holder will be required to include in income one-half of the amount of any capital gain (a "taxable capital gain") realized in the year of a disposition of the Shares and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of a disposition, the three preceding years or any subsequent year, to the extent and under the circumstances described in the Tax Act.

        In general, in the case of a holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Shares may be reduced by the amount of dividends previously received thereon, or deemed received thereon, to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Shares.

        A holder that is, throughout the relevant taxation year, a Canadian-controlled private corporation as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% of its "aggregate investment income" for the year which is defined to include taxable capital gains.

        Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Dividends on Common Shares

        Dividends received or deemed to be received on the Shares by an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations.

        A holder that is a corporation will include dividends received or deemed to be received on the Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Shares to the extent that such dividends are deductible in computing taxable income. This tax will be refunded to the corporation at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

UNDERWRITING

        We and the underwriters for this offering named below have entered into an underwriting agreement concerning the Shares being offered by this prospectus supplement and the accompanying prospectus. The underwriters obligations are several and not joint, which means that each underwriter is required to purchase a specified number of Shares, but is not responsible for the commitment of any other underwriter to Shares. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase the number of Shares set forth opposite its name below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Harris Nesbitt Corp.
CIBC World Markets Corp.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Canaccord Capital Corporation (USA), Inc.
NBF Securities (USA) Corp.

Total	5,750,000

        The underwriters are offering the Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers certificates and legal opinions. The obligations of the underwriters may be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the Shares being offered if any of these shares are purchased.

        The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option to purchase additional common shares.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

        The underwriters propose to offer our Shares directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement, less a concession not to exceed $            per Share. The Shares will be available for delivery, when, as and if accepted by the underwriters but subject to prior sale of the Shares and to the withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for purchase of the Shares in whole or in part. After the commencement of this offering, the underwriters may change the public offering price and other selling terms.

        This offering is being made concurrently in all of the provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Shares will be offered in the United States and Canada by the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. The public offering price for any Shares offered in Canada is payable in U.S. dollars. Subject to applicable law, the underwriters may offer the Shares outside of Canada and the United States.

        We have granted to the underwriters an Over-Allotment Option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to             additional Shares at the public offering price less the underwriting discount. The underwriters may exercise the Over-Allotment Option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the Over-Allotment Option is exercised, each underwriter must purchase a number of additional Shares approximately proportionate to that underwriter's initial purchase commitment. Under applicable Canadian securities laws, this prospectus supplement also qualifies the grant of the Over-Allotment Option and the distribution of the additional Shares issuable on exercise of the Over-Allotment Option.

        We and our officers and directors have agreed that, other than with regard to certain options that may be exercised by our officers and directors, for a period of 90 days with respect to us, our Chairman and our President and Chief Executive Officer, and for a period of 45 days with respect to all other officers and directors, in each case from the date of the underwriting agreement, we and they will not, without the prior written consent of Bear, Stearns & Co. Inc. and Harris Nesbitt Corp., directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of our shares or any securities convertible into or exchangeable for our common shares, and will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any of our common shares or any securities convertible into or exchangeable for our common shares (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our common shares or any securities convertible into or exchangeable for our common shares.

        We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

        Our common shares are listed on both the TSX and Nasdaq under the symbols PAA and PAAS, respectively.

        We expect to deliver the Shares against payment for the shares on or about April             , 2006, which will be the             business day following the date of the pricing of the Shares. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.

        In order to facilitate this offering of common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common shares in accordance with Regulation M under the Exchange Act.

        The underwriters may over-allot Shares in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in this offering. To cover these short sales positions or to stabilize the market price of the Shares, the underwriters may bid for, and purchase, common shares in the open market. These transactions may be effected on the Nasdaq, the TSX or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the underwriters purchases to cover the syndicate short sales or to stabilize the market price of our common shares may have the effect of raising or maintaining the market price of our common shares or preventing or mitigating a decline in the market price of our common shares. As a result, the price of the Shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

        Pursuant to rules and policy statements of certain Canadian securities regulators, the underwriters may not, at anytime during the period ending on the date the selling process for the Shares ends and all stabilization arrangements relating to the common shares are terminated, bid for or purchase Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the underwriter, or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Shares is for the purpose of maintaining a fair and orderly market in the Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

        From time to time, the underwriters and/or their affiliates have engaged in, and may in the future engage in, investment banking, and other commercial dealings in the ordinary course of business with us for which they have received, and expect to receive, customary fees and commissions for these transactions.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate Shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, Shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Shares described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than £43,000,000 and (c) an annual net turnover of more than £50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of Shares described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a qualified investor within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an offer to the public in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the Shares have not authorized and do not authorize the making of any offer of Shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the Shares, other than the underwriters, is authorized to make any further offer of the Shares on behalf of the sellers or the Underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

        Certain legal matters relating to the Shares offered pursuant to this prospectus supplement will be passed upon for the Company by Borden Ladner Gervais LLP and Skadden, Arps, Slate, Meagher & Flom LLP and for the underwriters by Blake, Cassels & Graydon LLP and Shearman & Sterling LLP. As of the date of this prospectus supplement, the partners and associates of each of Borden Ladner Gervais LLP and Blake, Cassels & Graydon LLP, collectively, beneficially own less than 1% of the outstanding shares of the Company.

EXPERTS

        The consolidated financial statements of the Company as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, which are incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The statements as to our mineral reserve and resource estimates, which appear in or are incorporated by reference herein, have been so included or incorporated by reference upon the authority, as experts, of M. Steinmann, M. Wafforn, J. Wright, N. Pitcher, R. Barnes and Resource Evaluation Inc., to the extent described herein or in the documents incorporated by reference herein.

INTEREST OF EXPERTS

        None of Borden Ladner Gervais LLP, Canadian counsel to the Company, Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, or M. Steinmann, M. Wafforn, J. Wright, N. Pitcher, R. Barnes or Resource Evaluation Inc., each being companies or persons who have prepared reports relating to the Company's mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

        The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia. Deloitte & Touche LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada. Deloitte & Touche LLP is registered with the Public Company Accounting Oversight Board.

        Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in all the provinces and territories of Canada. Copies of the documents incorporated by reference in this prospectus supplement may be obtained on request without charge from the internal legal counsel of the Company at 1500-625 Howe Street, Vancouver, British Columbia, V6C 2T6 (telephone: (604) 684-1175). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com.

        The following documents, filed with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this prospectus supplement and the accompanying short form base shelf prospectus:

  (a)
  the Annual Information Form of the Company, dated March 30, 2006;

  (b)
  the amended and restated audited consolidated financial statements of the Company and the notes thereto as at and for the years ended December 31, 2005 and 2004, together with the auditors report thereon, as filed on SEDAR on April 4, 2006;

  (c)
  management's discussion and analysis of financial condition and results of operations of the Company for the years ended December 31, 2005 and 2004;

  (d)
  the information circular of the Company, dated March 22, 2006, in connection with the Company's May 3, 2006 annual general meeting of members, other than the sections entitled "Corporate Governance", "Executive Compensation — Compensation Committee", "Executive Compensation — Report on Executive Compensation" and "Executive Compensation — Performance Graph";

  (e)
  a material change report of the Company, dated March, 28 2006, relating to our plans to develop a mine at the Manantial Espejo silver project in Argentina;

  (f)
  a material change report of the Company, dated March 22, 2006, relating to our acquisition of the remaining 50% of the Manantial Espejo silver project in Argentina;

  (g)
  a material change report of the Company, dated February 23, 2006, relating to the release of the Company's unaudited financial results for the year end December 31, 2005; and

  (h)
  a material change report of the Company, dated February 17, 2006, relating to the restatement of the Company's financial statements for the first three quarters of 2005 and the 2004 financial year.

        All annual information forms, material change reports (excluding confidential reports), unaudited consolidated interim financial statements, interim management's discussion and analysis of financial condition and results of operations, and information circulars (excluding information therein permitted by applicable securities laws to be excluded) which are filed by the Company with a securities commission or similar authority in Canada after the date of this prospectus supplement and prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus supplement. Any document filed by the Company with the SEC or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") after the date of this prospectus supplement, and prior to the termination of this offering, shall also be deemed to be incorporated by reference into this prospectus supplement if and to the extent provided in such document.

        Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this prospectus supplement, except as so modified or superseded.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus supplement forms a part: the documents referred to under the heading "Documents Incorporated by Reference", the consent of: Deloitte & Touche LLP, PricewaterhouseCoopers LLP, M. Steinmann, M. Wafforn, J. Wright, N. Pitcher, R. Barnes, Resource Evaluation Inc., Borden Ladner Gervais LLP and Blake, Cassels & Graydon LLP and the Power of Attorney.

ADDITIONAL AVAILABLE INFORMATION

        The Company has filed with the SEC a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), with respect to the Shares. This prospectus supplement, which constitutes a part of that Registration Statement, does not contain all of the information set forth in such Registration Statement and its exhibits, to which reference is made for further information. See "Documents Filed as Part of the Registration Statement".

        The Company is subject to the informational reporting requirements of the U.S. Exchange Act, and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, the Company is permitted to prepare such reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery rules contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies.

        The Company files annual reports with the SEC on Form 40-F, which include:

  •
  the Company's Annual Information Form;

  •
  management's discussion and analysis of financial condition and results of operations;

  •
  the Company's consolidated financial statements, which have been prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP; and

  •
  other information specified by the Form 40-F.

        The Company also furnishes the following types of information to the SEC under cover of Form 6-K:

  •
  material information the Company otherwise makes publicly available in reports that it files with securities regulatory authorities in Canada;

  •
  material information that the Company files with, and which is made public by, the TSX; and

  •
  material information that the Company distributes to its shareholders in Canada.

        Investors may read and copy any document the Company files with, or furnishes to, the SEC at the SEC's public reference room at 100 F Street, N.E. Room 1024, Washington, D.C. 20549. Copies of the material can also be obtained from the SEC's public reference room in Washington, D.C. by paying a fee. Please call the SEC at 1-800 SEC 0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it. You may read and download any public document that we have filed with Canadian securities regulatory authorities at www.sedar.com.

Prospectus
PAN AMERICAN SILVER CORP.
US$150,000,000
Common Shares Debt Securities Warrants Subscription Receipts

Pan American Silver Corp. (the "Company") may offer for sale, from time to time, common shares ("Common Shares"), debt securities ("Debt Securities"), warrants to purchase Common Shares or Debt Securities ("Warrants") or subscription receipts, which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares, Warrants or Debt Securities ("Subscription Receipts") of the Company (collectively, the "Securities") or any combination thereof up to an aggregate initial offering price of US$150,000,000 (or its equivalent in Canadian dollars or any other currency or currency unit used to denominate the Securities), during the 25-month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

The specific variable terms of any offering of the Securities, will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Debt Securities, the title of the Debt Securities, aggregate principal amount, currency or the currency unit for which such Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any redemption terms, any sinking fund provisions, any exchange or conversion terms, whether payment on the Debt Securities will be senior or subordinated to the Company's other liabilities and obligations and any other specific terms; (iii) in the case of Warrants, the designation, number and terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, and the currency or the currency unit in which the exercise price must be paid and any other specific terms; and (iv) in the case of Subscription Receipts, the designation, number and terms of the Common Shares, Warrants or Debt Securities receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event the release conditions are not met and any other specific terms. The Company reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Securities that are not within the options and parameters set forth in this Prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Certain of the financial statemetns included or incorporated herein have been prepared in accordance with Canadian generally accepted account principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of British Columbia, Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 9, 2005.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may offer and sell Securities to or through underwriters or dealers, directly to one or more purchasers pursuant to applicable statutory exemptions, or through agents designated from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of Securities and will set forth the plan of distribution for such Securities, including the proceeds to the Company and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

The Common Shares of the Company are listed on the Toronto Stock Exchange (the "TSX") and the Nasdaq National Market ("Nasdaq"). On February 8, 2005, the closing price of the Common Shares on the TSX was Cdn$18.17 per Common Share. On February 8, 2005, the closing price of the Common Shares on Nasdaq was US$14.54 per Common Share.

The earnings coverage ratio of the Company for the year ended December 31, 2003 is less than one-to-one. See "Earnings Coverage".

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the Provinces of Canada. Copies of the documents incorporated by reference in this Prospectus may be obtained on request without charge from the Controller and Corporate Secretary of the Company at 1500-625 Howe Street, Vancouver, British Columbia, V6C 2T6 (telephone: (604) 684-1175). These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent record may be obtained from the Controller and Corporate Secretary of the Company at the above-mentioned address and telephone number.

        The following documents, filed with the securities commissions or similar regulatory authorities in each of the Provinces of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

  (a)
  the Annual Information Form of the Company, dated May 19, 2004;

  (b)
  the audited consolidated financial statements of the Company and the notes thereto as at and for the years ended December 31, 2003 and 2002, together with the auditors' report thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2003 and 2002;

  (d)
  the information circular of the Company, dated April 6, 2004, in connection with the Company's May 11, 2004 annual general meeting of members, other than the sections entitled "Corporate Governance", "Executive Compensation — Compensation Committee", "Executive Compensation — Report on Executive Compensation" and "Executive Compensation — Performance Graph";

  (e)
  the amended unaudited interim financial statements of the Company and the notes thereto for the three and nine month periods ended September 30, 2004 and 2003 as filed on SEDAR on January 14, 2005;

  (f)
  management's discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2004 and 2003, as filed on SEDAR on December 16, 2004;

  (g)
  a material change report of the Company, dated January 8, 2004, relating to the filing of an unallocated preliminary base shelf prospectus by the Company;

  (h)
  a material change report of the Company, dated February 10, 2004, relating to the Company signing a binding agreement, subject to regulatory approval and other conditions, to purchase 92.014% of the voting shares of Compañia Minera Argentum S.A. ("Argentum"), which will acquire, through a split-off process from Sociedad Minera Corona S.A., the Anticona and Manuelita mining units of the Morococha silver mine and related infrastructure and processing units in Peru;

  (i)
  a material change report of the Company, dated February 18, 2004, relating to financial and operational results for the fourth quarter and year ended December 31, 2003;

  (j)
  a material change report of the Company, dated February 27, 2004, relating to the offering of 3,333,333 common shares of the Company for aggregate gross proceeds of US$55 million;

  (k)
  a material change report of the Company, dated February 27, 2004, relating to the intention of the Company to make an offer to encourage early conversion of its outstanding 5.25% convertible unsecured senior subordinated debentures maturing on July 31, 2009;

  (l)
  a material change report of the Company, dated March 30, 2004, relating to the offer to encourage conversion by holders of the Company's US$86.25 million outstanding principal amount of 5.25% convertible debentures;

  (m)
  a material change report of the Company, dated May 11, 2004, relating to financial and operational results for the first quarter of 2004;

  (n)
  a material change report of the Company, dated July 23, 2004, relating to the Company's US$36.7 million cash offer to purchase the voting shares of Argentum, which holds most of the assets comprising the Morococha mine in central Peru;

  (o)
  a material change report of the Company, dated August 23, 2004, relating to the filing of a shelf prospectus supplement to the Company's short form base shelf prospectus dated January 26, 2004;

  (p)
  a material change report of the Company, dated August 26, 2004, relating to the closing of the Company's purchase of an 88% interest in the Morococha silver mine in central Peru;

  (q)
  a material change report of the Company, dated November 22, 2004, relating to the sale of the Company's 20% interest in the Dukat silver mine in Magadan State, Russia for up to US$43 million; and

  (r)
  a material change report of the Company, dated January 20, 2005, relating to the filing of an unallocated preliminary base shelf prospectus by the Company.

        Any documents of the types referred to in the preceding paragraph (excluding confidential material change reports and the sections of any information circular permitted to be excluded under National Instrument 44-101 — Short Form Prospectus Distributions) filed by the Company with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus. Any document filed by the Company with the United States Securities and Exchange Commission (the "SEC") or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus shall also be deemed to be incorporated by reference into this Prospectus if and to the extent provided in such document.

        In addition, the unaudited interim financial statements of the Company and the notes thereto for the three and nine month periods ended September 30, 2004 and 2003, including a reconciliation to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F, filed on SEDAR on January 14, 2005, are incorporated by reference in this Prospectus.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

        A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to such offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of Securities covered by that Prospectus Supplement.

        Upon a new annual information form and the related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company's financial year in which the new annual information form was filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        Some of the statements included or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this Prospectus, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "budget", "may", "schedule" and similar words or expressions, identify forward-looking statements. These forward-looking statements relate to, among other things:

  •
  the sufficiency of the Company's current working capital and anticipated operating cash flow;

  •
  the sufficiency of the mineral reserves and resources at Quiruvilca, Huaron, Morococha, La Colorada, Alamo Dorado, Manantial Espejo or other properties;

  •
  estimated production from the Quiruvilca, Huaron, Morococha, La Colorada, Alamo Dorado, Manantial Espejo or other properties;

  •
  the estimated cost of and availability of funding for ongoing capital improvement programs;

  •
  the estimated cost of development or expansion of Huaron, Morococha, Alamo Dorado, Manantial Espejo or other projects;

  •
  the estimated cost and effectiveness of changes to the mine plan at the La Colorada mine;

  •
  estimated exploration expenditures to be incurred on the Company's various silver exploration properties;

  •
  compliance with environmental standards;

  •
  forecast capital and non-operating spending; and

  •
  levels of silver and other metals production, production costs and metal prices.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements including, without limitation, the factors identified under the caption "Risk Factors" in this Prospectus and in the Company's Annual Information Form, dated May 19, 2004, under the caption "Trends and Uncertainties." Investors are cautioned against attributing undue certainty to forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

        In this Prospectus, the terms "measured resources", "indicated resources" and "inferred resources" are used. United States investors are advised that while such terms are recognized and required under Canadian securities rules, the SEC does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities rules, estimates of inferred resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. United States investors also are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

CERTAIN AVAILABLE INFORMATION

        The Company has filed with the SEC a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended (the "1933 Act"), with respect to the Securities. This Prospectus, which constitutes a part of that Registration Statement, does not contain all of the information set forth in such Registration Statement and its exhibits, to which reference is made for further information. See "Documents Filed as Part of the U.S. Registration Statement".

        The Company is subject to the informational reporting requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, the Company is permitted to prepare such reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies.

        The Company files annual reports with the SEC on Form 40-F, which includes:

  •
  the Company's Annual Information Form;

  •
  management's discussion and analysis of financial condition and results of operations;

  •
  the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reconciled to generally accepted accounting principles in the United States ("U.S. GAAP"); and

  •
  other information specified by the Form 40-F.

        The Company also furnishes the following types of information to the SEC under cover of Form 6-K:

  •
  material information the Company otherwise makes publicly available in reports that it files with securities regulatory authorities in Canada;

  •
  material information that the Company files with, and which is made public by, the TSX; and

  •
  material information that the Company distributes to its shareholders in Canada.

        Investors may read and copy any document the Company files with, or furnishes to, the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the material can also be obtained from the SEC's public reference room in Washington, D.C. by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Company files or furnishes electronically with it.

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA

        The Company presents its consolidated financial statements in United States dollars. All references in this prospectus to "dollars", "$" or "US$" are to United States dollars and all references to "Cdn$" are to Canadian dollars, unless otherwise noted. Except as otherwise indicated, all financial statements and financial data contained in, or incorporated by reference into, this Prospectus have been prepared in accordance with Canadian GAAP, which differ in certain significant respects from U.S. GAAP. For a description of the material differences between Canadian GAAP and U.S. GAAP as they relate to the Company's financial statements, see note 16 to the Company's audited consolidated financial statements for the years ended December 31, 2003 and 2002 and note 8 to the Company's unaudited interim consolidated financial statements for the nine months ended September 30, 2004, each incorporated by reference into this Prospectus, and note 15 to the audited consolidated financial statements of Corner Bay Silver Inc., for the years ended June 30, 2002 and 2001 and note 5 to the unaudited pro forma consolidated financial statements of the Company for the year ended December 31, 2002 and the three months ended March 31, 2003, each included in this Prospectus.

        The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar for the end of each period indicated and the high, low and average (based on the exchange rate on the last day of each month during such period) exchange rates for each of such periods (such rates, which are expressed in Canadian dollars are based on the noon buying rates for U.S. dollars reported by the Bank of Canada).

			Year Ended December 31,
	Nine Months Ended September 30, 2004
			2003		2002		2001
High	Cdn$	1.3968	Cdn$	1.5747	Cdn$	1.6132	Cdn$	1.6021
Low		1.2639		$1.2924		1.5110		1.4936
Average		1.3280		$1.4015		1.5704		1.5484
End of Period		1.2639		$1.2924		1.5796		1.5926

        On February 8, 2005, the noon buying rate reported by the Bank of Canada was $1.00 = Cdn $1.2480.

THE COMPANY

        Pan American Silver Corp. is a company existing under the Business Corporations Act (British Columbia). The Company's head office is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2. In this Prospectus, the term "Pan American" refers to the Company and its principal subsidiaries.

BUSINESS OF THE COMPANY

        Pan American is principally engaged in the exploration for, and the acquisition, development and operation of silver properties.

        Pan American: (i) owns and operates the producing Quiruvilca silver mine in Peru; (ii) owns and operates the producing Huaron silver mine in Peru; (iii) owns an 86% equity interest in, and operates, the producing Morococha silver mine in Peru; (iv) owns and operates the producing La Colorada silver mine in Mexico; (v) mines and sells silver-rich pyrite stockpiles at a small-scale operation in central Peru; and (vi) holds an option to acquire the San Vincente silver mine in Bolivia, on which small-scale toll mining has taken place and is expected to resume in the future. Pan American also either holds an interest in or may earn an interest in non-producing silver resource and silver exploration properties in Peru, Argentina, the United States and Mexico, including the Alamo Dorado deposit in Mexico and Manantial Espejo deposit in Argentina on which the Company is preparing feasibility studies.

USE OF PROCEEDS

        Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used by the Company to fund development of the Alamo Dorado project, development of the Manantial Espejo project, expansion of the Morococha mine, other ongoing exploration programs, working capital requirements or for other general corporate purposes. The Company may, from time to time, issue common shares or other securities otherwise than through the offering of Securities pursuant to this Prospectus.

EARNINGS COVERAGE

        The following consolidated financial earnings deficiency figures and cash flow coverage ratios are calculated for the year ended December 31, 2003 and the 12-month period ended September 30, 2004 and give effect to all long-term financial liabilities of Pan American and the repayment, redemption or retirement thereof since those dates, respectively. The earnings coverage deficiencies, cash flow coverage ratios, cash flow coverage deficiencies and the amount of earnings, cash flow and interest expense set forth below do not purport to be indicative of earnings coverage deficiencies or ratios or cash flow coverage deficiencies or ratios for any future periods. The deficiency figures and coverage ratios have been calculated based on Canadian GAAP. These coverage deficiencies, coverage ratios, earnings, cash flows or interest expenses do not give effect to the issuance of any Debt Securities that may be issued pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such Debt Securities are not presently known.

	12 Months Ended September 30, 2004	Year Ended December 31, 2003
	(US$ millions except ratios)
Earnings coverage/(deficiency)(1)	2.44x	$(6.79)
Cash flow deficiency(2)	$0.60	$3.80

(1)
Earnings coverage deficiency is the dollar amount of earnings required to attain an earnings coverage ratio of one-to-one. Earnings coverage ratio is equal to net income before interest expense and income taxes divided by interest expense on all debt.

(2)
Cash flow deficiency is the dollar amount of cash flow required to attain a cash flow coverage ratio of one-to-one. Cash flow coverage ratio is equal to cash flow from operating activities before interest expense and income taxes divided by interest expense on all debt.

        The Company's interest expense requirements amounted to approximately $1,156,000 for the year ended December 31, 2003. The Company's losses before interest expense and income tax for the year ended December 31, 2003 were approximately $5,638,000, which is a deficiency of approximately

$6,794,000 of the earnings amount necessary to attain a earnings coverage ratio of one-to-one for this period.

        The Company's interest expense requirements amounted to approximately $964,000 for the 12 months ended September 30, 2004. The Company's earnings before interest expense and income tax for the 12 months ended September 30, 2004 were approximately $2,352,000, which is 2.44 times the Company's interest requirement.

        If the Company offers any Debt Securities having a term to maturity in excess of one year under this Prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

DESCRIPTION OF SHARE CAPITAL

        The Company is authorized to issue 100,000,000 common shares, without par value, of which 66,814,433 are issued and outstanding as at the date of this Prospectus. There are options outstanding to purchase up to 1,703,974 common shares at prices ranging from Cdn$5.00 to Cdn$22.51 and warrants outstanding to purchase up to 3,809,817 common shares at a price of Cdn$12.00. Holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the common shares.

DESCRIPTION OF DEBT SECURITIES

General

        The Company may issue Debt Securities in one or more series under an indenture (the "Trust Indenture") that it will enter into with one or more trustees (each, a "Trustee") that will be described in the Prospectus Supplement for such Debt Securities. The following summary describes certain provisions of the Trust Indenture, although it does not purport to be complete and is subject to and is qualified in its entirety by reference to the Trust Indenture. At least one of the Trustees must be resident in British Columbia, authorized to do business in British Columbia or authorized to carry on trust business under the Financial Institutions Act (British Columbia). The Trust Indenture will be subject to and governed by the Business Corporations Act (British Columbia) and the United States Trust Indenture Act of 1939, as amended. A copy of the form of Trust Indenture has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part and has been filed with the Canadian securities regulatory authorities. The terms of Debt Securities the Company offers may differ from the general information provided below. Prospective investors should rely only on information in the Prospectus Supplement if it is different from the following information.

        The Company may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

        Reference to the "Company" in this section refers only to Pan American Silver Corp. but not any of its subsidiaries.

        The Trust Indenture does not limit the amount of Debt Securities the Company can issue thereunder and unless otherwise stated in the Prospectus Supplement does not limit the amount of other indebtedness the Company may incur. The Company may issue Debt Securities from time to time in separate series.

        The Prospectus Supplement for any series of Debt Securities the Company offers will describe the specific terms of the Debt Securities and may include any of the following:

  •
  the designation of the Debt Securities;

  •
  any limit on the aggregate principal amount of the Debt Securities;

  •
  the price at which the Debt Securities will be issued (or the manner of determination thereof, if offered on a non-fixed price basis and whether at par, at a discount or at a premium);

  •
  whether the payment of the Debt Securities will be guaranteed by any other person and the terms of such guarantee;

  •
  the currency of issue of the Debt Securities;

  •
  whether payment on the Debt Securities will be senior or subordinated to, or pari passu with, the Company's other liabilities and obligations and the terms and provisions of any such subordination;

  •
  whether the payment of the Debt Securities will be secured by any of the Company's assets or by any other person;

  •
  the dates on which the Company may issue the Debt Securities and the date or dates on which the Company will pay the principal and any premium on the Debt Securities and the portion (if less than the principal amount) of Debt Securities to be payable on a declaration of acceleration of maturity;

  •
  whether and under what circumstances the date or dates on which the Company will pay the principal and any premium on the Debt Securities may be extended;

  •
  whether the Debt Securities will bear interest, whether the interest is payable in cash, securities or a combination thereof, the interest rate or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments;

  •
  the place or places the Company will pay principal, any premium and interest and the place or places where Debt Securities can be presented for registration of transfer or exchange;

  •
  whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether the Company will have the option to redeem the Debt Securities rather than pay the additional amounts;

  •
  whether and under what circumstances the Company may prepay, redeem or repurchase the Debt Securities at its option;

  •
  whether and under what circumstances the Company will be obligated to prepay, redeem or repurchase the Debt Securities pursuant to any sinking fund or other provisions, or at the option of a holder;

  •
  if other than $1,000 and any integral multiples thereof, the denominations in which the Company will issue the Debt Securities;

  •
  the currency in which the Company will make payments on the Debt Securities and whether payments will be payable with reference to any index or formula;

  •
  whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether the Company will issue the Debt Securities as bearer securities or only in registered form;

  •
  any changes or additions to events of default or covenants;

  •
  any changes or additions to the provisions for defeasance described under "Defeasance" below;

  •
  whether the holders of any series of Debt Securities have special rights if specified events occur;

  •
  any restrictions on the transfer or exchange of the Debt Securities;

  •
  the terms for any conversion or exchange of the Debt Securities for any other securities;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities;

  •
  the identity of the Trustee;

  •
  whether the Debt Securities will be listed on any Exchange; and

  •
  any other terms of the Debt Securities.

        Unless stated otherwise in the applicable Prospectus Supplement, no holder will have the right to require the Company to repurchase the Debt Securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or there is a change of control of the Company.

        The Company may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe in the applicable Prospectus Supplement, any Canadian and United States federal income tax consequences and other special considerations.

        The Company may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

        Unless stated otherwise in the applicable Prospectus Supplement, the Company will issue Debt Securities only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000. The applicable Prospectus Supplement may indicate the denominations to be issued, the procedures for payment of interest and principal and other matters. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these transactions.

Payment and Transfer

        Unless stated otherwise in the Prospectus Supplement, the Company will make payments of principal of (and premium, if any, on) Debt Securities of a particular series in the designated currency against surrender of the Debt Securities at the office of the paying agent the Company designates from time to time. Unless stated otherwise in the applicable Prospectus Supplement, the Company will make payment of any installment of interest on Debt Securities to the persons in whose names the Debt Securities are registered on the close of business on the day or days specified by the Company. Unless otherwise indicated in the applicable Prospectus Supplement, payments of interest will be made, at the Company's option:

  •
  at the corporate trust office of the paying agent that the Company designates from time to time;

  •
  by electronic funds transfer to an account that the holder designates from time to time; or

  •
  by a cheque in the designated currency mailed to each holder at the relevant holder's registered address.

        Holders may transfer or exchange fully registered Debt Securities at the corporate trust office of the Trustee or at any other office or agency the Company maintains for these purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

        The Company may issue Debt Securities of a series in the form of one or more global securities ("Global Securities") which will be deposited with a depositary (a "Depositary"), or its nominee, identified in the applicable Prospectus Supplement and which will be exchangeable for definitive Debt Securities only under certain conditions. The Global Securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Merger, Amalgamation or Consolidation

        The Trust Indenture generally permits the Company to amalgamate or consolidate with or merge into any other person, and to transfer or dispose of substantially all of its assets, so long as the resulting person is a Canadian or U.S. entity and assumes the Company's obligations on the Debt Securities and under the Trust Indenture and the Company or such successor person will not be in default under the Trust Indenture immediately after the transaction.

        If the resulting person assumes the Company's obligations, subject to certain exceptions, the Company will be relieved of those obligations.

Events of Default

        The following are summaries of events with respect to any series of Debt Security which will constitute an "event of default" in respect of a series of Debt Securities:

  •
  the Company fails to pay principal or any premium on any Debt Security of that series when it is due;

  •
  the Company fails to pay interest on any Debt Security of that series for 30 days from the date such amounts are due;

  •
  the Company fails to comply with any of its other agreements relating to the Debt Securities or the Trust Indenture for 60 days after written notice by the Trustee or by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

  •
  certain events involving its bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for that series of Debt Securities.

        The Prospectus Supplement for a series of Debt Securities may include additional events of default or changes to the events of default described above. The Trustee will give notice within a reasonable time (not exceeding 30 days) to the holders of Debt Securities of any default unless it determines in good faith the withholding of such notice is in the best interests of the holders, collectively, and so advises the Company in writing.

        A default under one series of Debt Securities will not necessarily be a default under another series.

        If an event of default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

  •
  the entire principal of the Debt Securities of the series; or

  •
  if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

        If an event of default relates to events involving the Company's bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the Trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind the accelerated payment requirement.

        Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Trust Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred on the Trustee, for any series of Debt Securities.

        The Company will be required to furnish to the Trustee a statement annually as to its compliance with all conditions and covenants under the Trust Indenture and, if the Company is not in compliance, it must specify any defaults.

Defeasance

        When the Company uses the term "defeasance", it means discharge from some or all of its obligations under the Trust Indenture. If the Company deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at its option:

  •
  the Company will be discharged from its obligations with respect to the Debt Securities of that series; or

  •
  the Company will no longer be under any obligation to comply with certain restrictive covenants under the Trust Indenture, and certain events of default will no longer apply to the Company.

        If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Trust Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

        Unless stated otherwise in the Prospectus Supplement, in order to exercise its defeasance option, the Company will be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities to recognize income, gain or loss for Canadian federal or Canadian provincial income tax purposes (and any other jurisdiction specified for this purpose in the Prospectus Supplement). The Company also will be required to deliver a certificate of an officer of the Company and an opinion of counsel, each stating that all of the conditions precedent provided for relating to defeasance have been satisfied. In addition, other conditions must be met before the Company may exercise its defeasance option.

Modification and Waiver

        The Company may modify the Trust Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

  •
  reduce the percentage of the unpaid principal amount of any series of Debt Securities whose holders must consent to any amendment or waiver under the Trust Indenture or which may otherwise require notice, information or action or effect any action, or modify the provisions in the Trust Indenture relating to amendment or waiver;

  •
  reduce the amount of, or change the currency of payment of or to delay the time of any payments (whether of principal, premium, interest or otherwise) to be made to the holders of Debt Securities of any series;

  •
  change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder of Debt Securities of any series is entitled under the Trust Indenture;

  •
  make any change that adversely affects the redemption, conversion or exchange rights of holders of Debt Securities of any series;

  •
  make any change that would result in the issuer being required to make any deduction or withholding from payments to be made to holders of Debt Securities of any series; or

  •
  impair the right of holders to institute a suit to enforce their rights to payment.

        The holders of a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all outstanding Debt Securities of that series waive, only insofar as that series is concerned, any prospective or existing defaults under the Trust Indenture and the Company's compliance with certain restrictive provisions of the Trust Indenture. However, these holders may not waive a default in any payment on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

        The Company may modify the Trust Indenture without the consent of the holders to:

  •
  cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not materially and adversely affect the rights of any holder of Debt Securities;

  •
  provide for the assumption by a successor of the Company's obligations under the Trust Indenture;

  •
  give effect to certain directions of the holders;

  •
  change or eliminate any provisions where the change takes effect when there are no Debt Securities outstanding under the Trust Indenture;

  •
  provide for uncertificated Debt Securities in addition to certificated Debt Securities, as long as those uncertificated Debt Securities are in registered form for United States federal income tax purposes;

  •
  make any change to maintain the qualification of the Trust Indenture under the United States Trust Indenture Act of 1939, as amended, or to comply with applicable laws;

  •
  add to the Company's covenants, obligations or events of default under the Trust Indenture for the protection of holders of Debt Securities;

  •
  add a guarantor to guarantee the payment of the Debt Securities of any series;

  •
  surrender any right, power or option conferred by the Trust Indenture on the Company; or

  •
  in any other manner that would not adversely affect the rights of holders of outstanding securities.

Governing Law

        The Trust Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in British Columbia.

The Trustee

        The Trustee under the Trust Indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

        The Trust Indenture contains certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Company. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

DESCRIPTION OF WARRANTS

General

        The Company may issue Warrants to purchase Common Shares or Debt Securities. The Company may issue Warrants independently or together with other Securities, and Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants will be issued under and governed by the terms of one or more warrant indentures (each a "Warrant Indenture") between the Company and a warrant trustee (the "Warrant Trustee") that the Company will name in the relevant Prospectus Supplement. Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee.

        Selected provisions of the Warrants and any Warrant Indenture are summarized below. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture and the Prospectus Supplement describing such Warrant Indenture.

        The Prospectus Supplement relating to any Warrants the Company offers will describe the Warrants and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and Nasdaq relating to Warrants. The Prospectus Supplement will include some or all of the following:

  •
  the designation and aggregate number of Warrants offered;

  •
  the price, if any, at which the Warrants will be offered;

  •
  the currency or currencies of the price at which the Warrants will be offered;

  •
  the designation, number and terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the Warrants;

  •
  the currency or currencies in which the exercise price is denominated;

  •
  the dates or periods during which the Warrants are exercisable;

  •
  the designation and terms of any securities with which the Warrants are issued;

  •
  if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable;

  •
  any minimum or maximum amount of Warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

  •
  whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  any entitlement of the Company to purchase the Warrants in the open market by private agreement or otherwise;

  •
  the identity of the Warrant Trustee;

  •
  whether the Warrants will be listed on any exchange;

  •
  material Canadian and United States tax consequences of owning the Warrants; and

  •
  any other terms of the Warrants.

        Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office or offices indicated in the Warrant Indenture and the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares or Debt Securities issuable upon exercise of the Warrants.

        The Company may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        The Company may issue Subscription Receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Debt Securities or Warrants. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Company and an Escrow Agent (the "Escrow Agent"), which will also establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. A copy of the form of Subscription Receipt Agreement will be filed with Canadian securities regulatory authorities and as an exhibit to the Registration Statement. The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement.

        The Prospectus Supplement relating to any Subscription Receipts the Company offers will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and Nasdaq relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

General

        The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts the Company offers will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

  •
  the designation and aggregate number of Subscription Receipts offered;

  •
  the price at which the Subscription Receipts will be offered;

  •
  the currency or currencies of the price at which the Subscription Receipts will be offered;

  •
  the designation, number and terms of the Common Shares, Debt Securities, Warrants or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

  •
  the conditions (the "Release Conditions") that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Debt Securities, Warrants or a combination thereof;

  •
  the procedures for the issuance and delivery of Common Shares, Debt Securities, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

  •
  whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Debt Securities, Warrants or a combination thereof upon satisfaction of the Release Conditions (e.g., an amount equal to dividends declared on Common Shares by the Company to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement, or an amount equal to interest payable by the Company in respect of Debt Securities during the period from the date of issuance of the Subscription Receipts to the date of issuance of the Debt Securities pursuant to the terms of the Subscription Receipt Agreement);

  •
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

  •
  the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Debt Securities or Warrants pending satisfaction of the Release Conditions;

  •
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

  •
  if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

  •
  procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

  •
  any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

  •
  any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

  •
  whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether the Company will issue the Subscription Receipts as bearer securities, registered securities or both;

  •
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;

  •
  the identity of the Escrow Agent;

  •
  whether the Subscription Receipts will be listed on any exchange;

  •
  material Canadian and United States tax consequences of owning the Subscription Receipts; and

  •
  any other terms of the Subscription Receipts.

        The holders of Subscription Receipts will not be shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Debt Securities, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, Holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

        The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro-rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, Debt Securities or Warrants may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Anti-Dilution

        The Subscription Receipt Agreement will specify that upon the subdivision, consolidation, reclassification or other material change of the Common Shares, Debt Securities or Warrants or any other reorganization, amalgamation, merger or sale of all or substantially all of the Company's assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares, Debt Securities or Warrants to which the holder of a Common Share, Debt Security or Warrant would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts whose Subscription Receipts entitle the holders thereof to receive Common Shares. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Company, be issued to the Escrow Agent and delivered to holders of Subscription Receipts on exercise thereof. The Subscription Receipt Agreement will also provide that if other actions of the Company affect the Common Shares, Debt Securities or Warrants, which, in the reasonable opinion of the directors of the Company, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, the number of Common Shares, Debt Securities or Warrants which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Company may in their discretion reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances.

Rescission

        The Subscription Receipt Agreement will also provide that any misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares, Debt Securities or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Debt Securities or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

        The Company may issue Subscription Receipts in whole or in part in the form of one or more Global Securities, which will be registered in the name of and be deposited with a Depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The Global Securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any Global Security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any Global Security.

Modifications

        The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or a consent in writing from such holders. The number of holders of Subscriptions Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

PLAN OF DISTRIBUTION

General

        The Company may offer and sell the Securities, separately or together: (i) to one or more underwriters or dealers; (ii) through one or more agents; or (iii) directly to one or more other purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices. The Company may only offer and sell the Securities pursuant to a Prospectus Supplement during the 25-month period that this Prospectus, including any amendments hereto, remains valid. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to the Company from such sale, any underwriting commissions or discounts and other items constituting underwriters' compensation and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

By Underwriters or Dealers

        If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any of such Securities are purchased. The Company may agree to pay the underwriters a fee or commission for various services relating to the offering of any Securities. Any such fee or commission will be paid out of the general corporate funds of the Company.

        If dealers are used, and if so specified in the applicable Prospectus Supplement, the Company will sell such Securities to the dealers as principals. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Agents

        The Securities may also be sold through agents designated by the Company. Any agent involved will be named, and any fees or commissions payable by the Company to such agent will be set forth, in the applicable Prospectus Supplement. Any such fees or commissions will be paid out of the general corporate funds of the Company. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

        Securities may also be sold directly by the Company at such prices and upon such terms as agreed to by the Company and the purchaser. In this case, no underwriters, dealers or agents would be involved in the offering.

General Information

        Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian provincial and United States securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

        In connection with any offering of Securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

        In accordance with the rules of the National Association of Securities Dealers, Inc., the Company will not pay a commission to a broker-dealer in connection with any sale of Securities under this Prospectus that is in excess of 6%.

CHANGES TO CONSOLIDATED CAPITALIZATION

        Since December 31, 2003, the following changes have occurred to the share and loan capital of the Company, on a consolidated basis:

  •
  the Company issued 3,333,333 common shares of the Company in connection with a US$55 million financing that closed on March 12, 2004;

  •
  the Company issued 764,695 common shares of the Company pursuant to the exercise of stock options;

  •
  the Company issued 544,679 common shares of the Company pursuant to the exercise of warrants;

  •
  the Company issued 16,624 common shares of the Company in connection with 2003 bonuses and additional compensation to certain officers and employees of Pan American;

  •
  the Company issued 9,135,251 common shares of the Company in connection with the conversion of US$85,431,000 principal amount of 5.25% convertible unsecured senior subordinated debentures due July 31, 2009;

  •
  the Company repaid its US$3,520,834 loan on the Huaron property from Banco de Credito del Peru in full;

  •
  the Company repaid its US$9.5 million loan on the La Colorada property from International Finance Corporation in full; and

  •
  the Company currently has no outstanding forward sales contracts in respect of its silver production other than short term (less than 60 days) price fixings relating to silver that has been produced but has yet to be priced under concentrate agreements. The Company does not intend to commit any of its future silver production into any forward sales or option contracts.

RISK FACTORS

        Prospective investors in a particular offering of Securities should carefully consider the following risks, as well as the other information contained in this Prospectus and the documents incorporated by reference herein before investing in the Securities. If any of the following risks actually occurs, the Company's business could be materially harmed. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties, including those of which the Company is currently unaware or that the Company deems immaterial, may also adversely affect the Company's business.

Risks Relating to the Company's Business

Metal Price Fluctuations

        The majority of the Company's revenue is derived from the sale of silver, zinc, and, to a lesser degree, copper and lead, and therefore fluctuations in the price of these commodities represents one of the most significant factors affecting the Company's operations and profitability. The price of silver and other metals are affected by numerous factors beyond the Company's control, including:

  •
  levels of supply and demand;

  •
  global or regional consumptive patterns;

  •
  sales by government holders;

  •
  metal stock levels maintained by producers and others;

  •
  increased production due to new mine developments and improved mining and production methods;

  •
  speculative activities;

  •
  inventory carrying costs;

  •
  availability and costs of metal substitutes;

  •
  international economic and political conditions.

  •
  interest rates;

  •
  currency values; and

  •
  inflation.

        Declining market prices for these metals could materially adversely affect the Company's operations and profitability.

Foreign Operations

        The majority of the Company's current operations are conducted by its subsidiaries in Peru, Mexico, Bolivia and Argentina, and all of the Company's current production and revenue is derived from its operations in Peru and Mexico. As Pan American's business is carried on in a number of foreign countries it is exposed to a number of risks and uncertainties, including:

  •
  terrorism and hostage taking;

  •
  military repression;

  •
  expropriation or nationalization without adequate compensation;

  •
  difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

  •
  labor unrest;

  •
  high rates of inflation;

  •
  changes to royalty and tax regimes;

  •
  extreme fluctuations in currency exchange rates; and

  •
  volatile local political and economic developments.

        Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compania de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest. There can be no assurance that such local opposition will not arise in the future with respect to the Company's foreign operations. If the Company were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on the Company's operations or profitability.

Governmental Regulation

        Pan American's operations and exploration and development activities are subject to extensive Canadian, United States, Peruvian, Mexican, Bolivian, Argentinian and other foreign federal, state, provincial, territorial and local laws and regulations governing various matters, including:

  •
  environmental protection;

  •
  management and use of toxic substances and explosives;

  •
  management of natural resources;

  •
  exploration, development of mines, production, and post-closure reclamation;

  •
  exports;

  •
  price controls;

  •
  taxation;

  •
  mining royalties;

  •
  labor standards and occupational health and safety, including mine safety; and

  •
  historic and cultural preservation.

        The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been implemented or threatened in Peru) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Pan American's operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

Obtaining and Renewing of Government Permits

        In the ordinary course of business, Pan American is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on Pan American's part. The duration and success of Pan American's efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. Pan American may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely affect Pan American's operations and profitability.

Compliance With Local Laws and Standards

        In some of the countries in which Pan American operates, failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse effect on Pan American's operations or business.

Operating Hazards and Risks

        The operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  •
  environmental hazards;

  •
  industrial accidents and explosions;

  •
  the encountering of unusual or unexpected geological formations;

  •
  ground fall and cave-ins;

  •
  flooding;

  •
  earthquakes; and

  •
  periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

  •
  environmental damage and liabilities;

  •
  work stoppages and delayed production;

  •
  increased production costs;

  •
  damage to, or destruction of, mineral properties or production facilities;

  •
  personal injury or death;

  •
  asset write downs;

  •
  monetary losses; and

  •
  other liabilities.

        Liabilities that Pan American incurs may exceed the policy limits of its insurance coverage or may not be insurable, in which event Pan American could incur significant costs that could adversely affect its business, operations or profitability.

Exploration and Development Risks

        The long-term operation of Pan American's business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that Pan American's mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of Pan American's mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Pan American. As a result, there can be no assurance that Pan American's acquisition, exploration and development programs will yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on Pan American's operations and profitability.

        The current proven and probable reserves on the Morococha property only provide for a two year mine life. The estimated cash flow over this two year mine life does not provide a payback for the Company's costs to acquire Argentum. For Pan American to recover these costs, inferred resources on the Morococha property must be converted to mineable reserves. There is no certainty that inferred resources will be converted to mineable reserves or that the Company's investment costs for the Morococha property will ever be paid back.

        The Morococha mine is currently dependent on the Manuelita zone for 50% of its monthly production. Barring new discoveries, this zone will be exhausted in two to three years and in order to maintain the mine's operating cost profile and silver production, a replacement for the Manuelita's zone must be found. There can be no assurance that such a replacement zone will be found or that Pan American's production estimates will be met after the third year of the mine plan.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver and Base Metal Recovery

        There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed the quantity of mineral and reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of Pan American's properties. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

        There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. At the Morococha property, Pan American has observed several inconsistent or inappropriate pre-laboratory sample preparation procedures. In addition, no QA/QC program was ever established for the analysis of mine samples at either of SMC's laboratories on the Morococha property. These flaws in sample preparation procedures and lack of QA/QC data makes it difficult to assess the performance and reliability of either laboratory, the data from which is critical in calculating mineral reserves and mineral resources and corresponding grades. Accordingly, there may be a greater degree of uncertainty associated with the calculation of mineral reserves and mineral resources and the grades thereof at the Morococha property than would be the case if North American standards of pre-laboratory sample preparation and QA/QC were observed.

Infrastructure

        Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Pan American's operations and profitability.

        The equipment on site at the Morococha property, particularly the Amistad plant, is old and may require higher capital investment than Pan American has estimated.

Smelter Supply Arrangements

        The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely affected.

Environmental Hazards

        All phases of Pan American's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation in all of the jurisdictions in which Pan American operates is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely affect Pan American's operations and profitability. In addition, environmental hazards may exist on Pan American's properties which are currently unknown to Pan American. Pan American may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or natural conditions. The costs of such cleanup actions may have a material adverse effect on Pan American's operations and profitability.

        Responsibility for construction of a water treatment plant for the Kingsmill Tunnel and tailings mitigation program at Huascacocha Lake, near the Morococha mine, has been apportioned by Water Management Consultants Inc. in environmental studies among the Morococha mine and mining companies operating neighbouring projects, including Centromin, Soc. Minera Austria Duvaz, Soc. Minera Buquiococha and Minera Centrominas. In the event that one or more of these companies defaults on its funding obligation for the Kingsmill water treatment plant or the Huascacocha Lake tailings mitigation program, Pan American's proportionate share of the costs of such environmental projects could increase and reduce cash flow from Morococha operations.

Reclamation Obligations

        Reclamation requirements vary depending on the location of the property and the managing governmental agency, but they are similar in that they aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. Pan American is actively providing for or has carried out any requested reclamation activities on its properties. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and have a materially adverse impact on Pan American's financial resources.

Peruvian Mine Closure Law

        On October 14, 2003, the Peruvian government published Law 28090 "Mine Closure Law" which establishes provisions relating to mine closure plans. For existing mining operations the law provides that a mine closure plan must be submitted for certification to the Peruvian Ministry of Energy and Mines within six months of the law entering into force. No enabling regulations were published with the law. Therefore, the effect of the law on Pan American's Peruvian mining and exploration activities cannot yet be determined.

        The law provides that a mine operator must grant an environmental warranty for the estimated costs associated with its mine closure plan. The law does not establish when such warranties must be in place and does not specify the form of the required warranty. However, the law indicates that a warranty may take the form of insurance, cash collateral, a trust agreement or other forms, as permitted by the Civil Code of Peru. Pan American's Huaron, Quiruvilca and Morococha mines will submit closure plans as required by the law, but until these plans have been certified and the nature and form of whatever environmental warranty is required have been determined, the impact of this law on Pan American's Peruvian mining and exploration activities cannot be determined.

Hedging Activities

        From time to time, the Company engages in hedging activities in connection with base metals, such as forward sales contracts, to minimize the effect of declines in metal prices on our operating results. While these hedging activities may protect the Company against low metal prices, they may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in forward sale or option contracts. As of December 31, 2004, the Company's zinc forward contract position had a negative mark-to-market value of approximately $3.59 million and its lead forward contract position as at December 31, 2004 had a negative value of approximately $1.11 million. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity. The Company's current policy is to not hedge the price of silver and therefore it is fully exposed to declines in the price of silver.

Employee Relations

        Certain of Pan American's employees and the employees of Peruvian mining contractors indirectly employed by Pan American are represented by unions. Pan American has experienced labour strikes and work stoppages in the past. There can be no assurance that Pan American will not experience future labour strikes or work stoppages.

Title to Assets

        The validity of mining or exploration titles or claims, which constitute most of Pan American's property holdings, can be uncertain and may be contested. Pan American has used its best efforts to investigate its title or claims to its various properties and, to the best of its knowledge, those titles or claims are in good standing. However no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Pan American operates in countries with developing mining laws and changes in such laws could materially affect Pan American's rights to its various properties or interests therein.

        Although Pan American has received title opinions for those properties in which it has a material interest there is no guarantee that title to such properties will not be challenged or impugned. Pan American has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Pan American's properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

        Pan American does not own any surface lands in the areas that overlie its mining concessions at the Morococha property. These surface lands belong to Centromin. Centromin also holds rights to certain sub-surface areas which may allow easier and less costly underground access to some areas of the Morococha concessions. Although the use by Argentum's previous owner, Sociedad Minera Corona S.A. ("SMC") and its predecessors of Centromin's surface lands and sub-surface rights for mining and processing operations has been exercised for decades with Centromin's acknowledgement, there is no assurance that Centromin will continue to allow unimpeded use of these surface lands and sub-surface rights by the Morococha operations. In particular, the development of the adjacent Toromocha disseminated copper system into a mine may interfere with operations on the Morococha property. In such an event, Pan American could be required to incur potentially significant costs and expense to acquire surface and sub-surface rights for its Morococha operations and could be required to cease certain Morococha operations altogether if such surface and sub-surface rights cannot be obtained for reasonable consideration.

Acquisitions

        An element of the Company's business strategy is to make selected acquisitions. For example, the Company completed the acquisition of Corner Bay Silver Inc. in February 2003 and the acquisition of Argentum and the Morococha mine in August 2004. The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests. The success of the Company's acquisitions will depend upon its ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

Competition for New Properties

        Mines have limited lives and as a result, Pan American continually seeks to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Pan American would consider conducting exploration and/or production activities. Because Pan American faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, Pan American may be unable to acquire attractive new mining properties on terms that it considers acceptable.

United States Mining Legislation

        There is a movement in the United States Congress to reform the current mining laws. While it is not expected that any reform legislation will pass the United States Congress in the current session, it is not unlikely that some changes to U.S. mining laws will occur in the future. These changes may include the payment of royalties to the government, increased holding fees and restrictions or prohibitions on patenting mining claims. In addition, prospective legislation could be expected to include various environmental and land use requirements, which may restrict, or in some cases, prevent mining operations. Although none of the mineralization on the properties on which Pan American holds direct or indirect interests are within unpatented claims, Pan American's interest in unpatented claims on federal land could have an overall impact on the value of its properties in the United States.

Foreign Exchange Rate Fluctuations

        Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which Pan American's products are sold) against the Canadian dollar (used to pay corporate head office costs), the Peruvian sole and the Mexican peso (being the currencies in which a significant portion of Pan American's operating costs are incurred), could have a significant effect on Pan American's results of operations. Pan American does not engage in currency hedging transactions.

Risks Relating to Securities Offerings

Enforcing Civil Liabilities in the United States

        The Company is organized under the laws of the Province of British Columbia, and its principal executive office is located in British Columbia. Many of the Company's directors, controlling persons, officers and the experts named in this prospectus supplement are residents of Canada and a substantial portion of their assets and a majority of the Company's assets are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon the directors, controlling persons, officers and the experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Canada against the Company or against any of its directors, controlling persons, officers or experts who are not residents of the United States, of original actions or actions for enforcement of judgments of United States courts of liabilities based solely upon the federal securities laws of the United States.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Company are Deloitte & Touche LLP, Four Bentall Centre, 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

        The transfer agent and registrar for the Common Shares of the Company is Computershare Trust Company of Canada at its principal offices in Vancouver and Toronto.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: the documents referred to under the heading "Documents Incorporated by Reference", the consent of Deloitte & Touche LLP, the consent of PricewaterhouseCoopers LLP and a form of Trust Indenture.

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of Corner Bay Silver Inc.
Auditors' Report	F-3
Consolidated Balance Sheet as at December 31, 2002 (unaudited) and as at June 30, 2002 and June 30, 2001 (audited)	F-4
Consolidated Statements of Operations and Deficit for the six months ended December 31, 2002 and December 31, 2001 (unaudited) and for the years ended June 30, 2002, June 30, 2001 and June 30, 2000 (audited)	F-5
Consolidated Statements of Cash Flows for the six months ended December 31, 2002 and December 31, 2001 (unaudited) and for the years ended June 30, 2002, June 30, 2001, and June 30, 2000 (audited)	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Pro Forma Consolidated Financial Statements of Pan American Silver Corp.
Compilation Report	F-23
Pro Forma Consolidated Statement of Operations for the year ended December 31, 2003 (unaudited)	F-24
Notes to the Pro Forma Consolidated Financial Statements	F-25

Unaudited and Audited Consolidated Financial Statements of

CORNER BAY SILVER INC.

AUDITORS' REPORT

September 6, 2002

To the Directors of
Corner Bay Silver Inc.

        We have audited the consolidated balance sheets of Corner Bay Silver Inc. as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario	(signed) PRICEWATERHOUSECOOPERS LLP Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated September 6, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.

Toronto, Ontario	(signed) PRICEWATERHOUSECOOPERS LLP Chartered Accountants

CORNER BAY SILVER INC.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2002, June 30, 2002 and 2001
(expressed in Canadian dollars, unless otherwise stated)

	December 31, 2002	June 30, 2002	June 30, 2001
	(Unaudited)
ASSETS
Current
Cash	$4,831,220	$5,323,564	$4,022,422
Accounts receivable	163,965	197,673	176,912
Prepaid expenses and deposits	2,595	16,887	27,389

	4,997,780	5,538,124	4,226,723
Deposits — reclamation bonds	30,000	30,000	30,000
Investments — quoted market value of $nil (2001 — $61,933) (note 8)	—	—	43,353
Deferred exploration expenditure (note 3)	8,781,564	7,705,865	4,551,072
Property, plant and equipment (note 4)	3,893,658	3,896,461	96,870

	$17,703,002	$17,170,450	$8,948,018

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,355,103	$316,914	$387,963

SHAREHOLDERS' EQUITY
Capital stock (note 5)	25,499,004	24,314,504	14,813,154
Contributed surplus	537,005	537,005	537,005
Deficit	(9,688,110)	(7,997,973)	(6,790,104)

	16,347,899	16,853,536	8,560,055

	$17,703,002	$17,170,450	$8,948,018

Nature of operations and going concern (note 1)

Commitments (note 10)

APPROVED BY THE BOARD OF DIRECTORS

(signed) JOHN H. WRIGHT, Director	(signed) ROSS J. BEATY, Director

CORNER BAY SILVER INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(expressed in Canadian dollars, unless otherwise stated)

	For the six months ended December 31,		For the years ended June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
OTHER INCOME
Interest	$61,361	$49,739	$94,013	$127,474	$48,611
Other	14,500	73,001	201,831	97,500	64,900

	75,861	122,740	295,844	224,974	113,511
OTHER EXPENSES
General and administrative	1,765,998	497,925	1,467,007	798,073	521,338
Amortization	—	9,109	—	25,312	19,251

	1,765,998	507,034	1,467,007	823,385	540,589
Gain on disposal of assets	—	—	—	—	(14,465)
Gain on disposal of investments	—	—	(5,805)	—	—
Writedown of investments	—	—	—	—	22,606
Write-down of property, plant and equipment	—	—	42,511	95,833	—
Write-down of deferred exploration expenditure	—	—	—	373,627	1,088,239

	1,765,998	507,034	1,503,713	1,292,845	1,636,969

Loss for the period	(1,690,137)	(384,294)	(1,207,869)	(1,067,871)	(1,523,458)
Deficit, beginning of period	(7,997,973)	(6,790,104)	(6,790,104)	(5,722,233)	(4,198,775)

Deficit, end of period	$(9,688,110)	$(7,174,398)	$(7,997,973)	$(6,790,104)	$(5,722,233)

Basic and diluted loss per share	$(0.09)	$(0.02)	$(0.07)	$(0.08)	$(0.14)
Weighted average number of shares outstanding	19,385,808	15,876,053	16,697,807	13,912,182	10,760,945

CORNER BAY SILVER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in Canadian dollars, unless otherwise stated)

	For the six months ended December 31,		For the years ended June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
CASH PROVIDED BY (USED IN)
Operating activities
Loss for the period	$(1,690,137)	$(384,294)	$(1,207,869)	$(1,067,871)	$(1,523,458)
Write-off of deferred exploration expenditure	—	—	—	373,627	1,088,239
Writedown of investments	—	—	—	—	22,606
Amortization	—	9,109	—	25,312	19,251
Write-off of property, plant and equipment	—	—	42,511	95,833	—
Gain on disposal of investments	—	—	(5,805)	—	—
Gain on disposal of assets	—	—	—	—	(14,465)

	(1,690,137)	(375,185)	(1,171,163)	(573,099)	(407,827)
Net (increase) decrease in non-cash working capital balances related to operations (note 11)	1,086,189	(184,805)	(81,308)	82,054	237,610

	(603,948)	(559,990)	(1,252,471)	(491,045)	(170,217)

Investing activities
Deferred exploration expenditure and property, plant and equipment
Expenditures	(1,072,896)	(1,415,279)	(3,147,522)	(1,460,057)	(2,185,566)
Option receipts	—	—	—	5,975	25,000
Proceeds on disposal of assets	—	—	—	—	28,057
Proceeds on disposal of investments	—	—	49,158	—	73,486
Purchase of assets under construction	—	—	(400,000)	—	—
Purchase of equipment	—	—	(6,873)	—	—

	(1,072,896)	(1,415,279)	(3,505,237)	(1,454,082)	(2,059,023)

Financing activities
Issue of common shares	1,184,500	350,849	6,058,850	5,038,397	2,499,391

Increase (decrease) in cash during the period	(492,344)	(1,624,420)	1,301,142	3,093,270	270,151
Cash, beginning of the period	5,323,564	4,022,422	4,022,422	929,152	659,001

Cash, end of the period	$4,831,220	$2,398,002	$5,323,564	$4,022,422	$929,152

Supplemental cash flow information (note 11)

CORNER BAY SILVER INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000
(expressed in Canadian dollars)

1.     NATURE OF OPERATIONS AND GOING CONCERN

  The Company is in the process of exploring its mineral properties and is establishing the amount of ore reserves that are economically recoverable from the Mexico property. The recoverability of amounts shown for these properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the financing necessary to complete the development of the properties, and future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material writedowns of the carrying amounts of deferred exploration expenditure.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Significant differences from United States accounting principles are disclosed in Note 15.

  Basis of consolidation

  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Corner Bay Resources Inc. and Pan MacKenzie Resources Inc. (including its wholly owned subsidiary Minera Corner Bay S.A. de C.V.).

  Deferred exploration expenditure

  The deferred exploration expenditure is recorded at cost, net of incidental revenues generated from the particular properties. These net costs are deferred until the properties to which they relate are placed into production, sold or abandoned.

  In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled, "Enterprises in the Development Stage" (AcG 11), and subsequently, on March 12, 2002, issued Emerging Issues Committee (EIC) 126 "Accounting by Mining Enterprises for Exploration Costs." These guidelines address three distinct issues: (i) capitalization of costs/expenditures (ii) impairment and (iii) disclosure. Prior to their issuance, development state entities were exempt from following certain aspects of Canadian generally accepted accounting principles (GAAP). EIC 126 and AcG 11 require that all companies account for transactions based on the underlying characteristics of the transactions rather than the maturity of the enterprise. In addition, EIC 126 and AcG 11 require specific disclosure of information by development stage companies. These guidelines were effective for financial periods beginning on or after April 1, 2000, which affects the Company's financial years ended on or after June 30, 2001.

  EIC 126 and AcG 11 affect mining companies with respect to the deferral of exploration costs. The appropriate accounting guidance is contained in Section 3061, "Property, Plant and Equipment" of the CICA Handbook which permits, but does not require, exploration costs to be capitalized as part of a mining property, if the Company considers that such costs have the characteristics of property, plant and equipment. Under this view, deferred exploration expenditure would not automatically be subject to regular assessment of recoverability, unless conditions such as those discussed in EIC 126 and AcG 11 exist.

  There would need to be an assessment of deferred exploration expenditure. Assessment of the probability of recoverability of deferred exploration expenditure from future operations will require the preparation of a projection based on objective evidence of economic reserves such as a feasibility study.

  The status of the Company's operations is such that, like most mining companies in the exploration stage, it would not be practical to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration expenditure under the alternative view.

  EIC 126 and AcG 11 did not have a significant impact on the Company's consolidated financial statements.

  Property, plant and equipment

  Land and exploration equipment are recorded at cost. Exploration equipment is amortized on a reducing balance basis at various rates from 14% to 33%. Amortization relating to equipment used on the mineral properties is capitalized as part of the deferred exploration expenditure balance.

  Assets under construction

  Assets under construction consist of equipment to be commissioned at the Mexico property site. The assets will be included as part of the equipment balance once refurbished and transferred to the site. These assets are not being amortized, as they are not currently ready for use.

  Financial instruments

  The carrying amounts of cash, receivables, prepaid expenses and deposits, accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturities of such instruments. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions.

  Income taxes

  The provision for future income taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory income tax rates applicable to future years to differences between the financial statements' carrying amounts and the income tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes is not, more likely than not, to be realized.

  Stock-based compensation plan

  The Company has one stock option plan, which is described in note 5. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid on exercise of stock options or purchase of stock is credited to capital stock.

  Effective July 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognized using a fair-value based method. The section encourages a fair-value based method for all awards granted to directors, officers and employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.

  For stock options granted to directors, officers and employees, the Company has adopted the intrinsic value method of accounting for stock-based compensation. Under this method compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share option exercise price on the day that options are granted.

  Loss per share

  Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares that are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average number of shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

  During the year ended June 30, 2001, the Company changed its method of accounting for earnings per share to comply with the revised standard issued by the CICA Handbook, Section 3500, "Earnings per share". There was no difference between the loss per share calculated under the new standard and the amount that would have been calculated using the previous standard.

  Use of estimates

  The preparation of financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting period. Actual results could differ from these estimates.

  Translation of foreign currencies

  As the Company considers all of its foreign operations to be fully integrated, all items denominated in foreign currencies have been translated using the temporal method. Under this method, monetary assets and liabilities and non-monetary items carried at market values are translated at the year and period end exchange rate. Other non-monetary items and revenue and expenses are translated at approximate rates in effect at the dates of the transactions, except depletion and amortization, which are translated at the same rates as the related assets.

3.     MINERAL PROPERTIES

	Mexico	Maritimes	Chibougamau	Total
Balance — June 30, 1999	$1,018,492	$401,611	$1,097,825	$2,517,928
Expenditures	2,114,901	1,411	—	2,116,312
Option receipts	—	(25,000)	(9,586)	(34,586)
Writedown	—	—	(1,088,239)	(1,088,239)

Balance — June 30, 2000	3,133,393	$378,022	$—	$3,511,415
Expenditures	1,388,451	1,580	—	1,390,031
Option receipts	—	(5,975)	—	(5,975)
Amortization of equipment capitalized	29,228	—	—	29,228
Writedown	—	(373,627)	—	(373,627)

Balance — June 30, 2001	4,551,072	—	—	4,551,072
Expenditures	3,147,522	—	—	3,147,522
Amortization of equipment capitalized	7,271	—	—	7,271

Balance — June 30, 2002	7,705,865	—	—	7,705,865
Expenditures (Unaudited)	534,911	—	—	534,911
Purchase of concessions (Unaudited)	537,985	—	—	537,985
Amortization of equipment capitalized (Unaudited)	2,803	—	—	2,803

Balance — December 31, 2002 (Unaudited)	$8,781,564	$—	$—	$8,781,564

  The Alamo Dorado silver/gold property is located in the northwestern state of Sonora, Mexico. Paved roads connect the state capital of Hermosillo to the town of Alamos, which is 67 kilometers northwest of the Alamo Dorado Project.

  The 5,369 hectare property consists of the 504 hectare Alamo Ocho concession held under option by the Company, and the 4,865 hectare Alamo Dorado concession, which is owned 100% by the Company and surrounds the Alamo Ocho concession. The Company can earn a 100% interest in Alamo Ocho by paying US$800,000 over six years. Payments are made semi-annually, of which US$441,000 (unaudited) was paid to December 31, 2002 (June 30, 2002, 2001 and 2000 were US$450,000, $325,000 and $nil, respectively).

  During the year ended June 30, 2002, the Company incurred $131,147 (2001 and 2000 — $nil) in rental payments, and is committed to annual rental payments of $114,150. During the six-month periods ended December 31, 2002 and 2001, the Company incurred $35,906 and $23,491 (unaudited), respectively, in rental payments.

4.     PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	June 30, 2002 Net	Cost	Accumulated Amortization	June 30, 2001 Net
Equipment	$66,683	$14,722	$53,961	$129,415	$32,545	$96,870
Assets under Construction	3,842,500	—	3,842,500	—	—	—

	$3,911,183	$14,722	$3,896,461	$129,415	$32,545	$96,870

	Cost	Accumulated Amortization	December 31, 2002 Net
	(Unaudited)
Equipment	$139,917	$88,759	$51,158
Assets under Construction	3,842,500	—	3,842,500

	$3,982,417	$88,759	$3,893,658

  During the six months ended December 31, 2002, the Company wrote off $nil (December 31, 2001 — $nil; years ended June 30, 2002, 2001 and 2000 of $42,511, $95,833 and $nil, respectively) of property, plant and equipment.

  During the six months ended December 31, 2002, the Company recorded amortization of $2,803 (years ended June 30, 2002, 2001 and 2000 of $7,271, $29,228 and $nil, respectively), which were capitalized as deferred exploration expenditure.

5.     CAPITAL STOCK

  Authorized

  Unlimited number of common shares, without nominal or par value.

  Issued and outstanding — common shares

	Number of shares outstanding	Net Proceeds
Balance — June 30, 1999	9,899,115	$7,275,366
Shares issued for cash in private placement
September 21, 1999	596,540	773,976
December 20, 1999	400,000	1,198,435
Warrants exercised for cash during the year	545,454	409,080
Options exercised for cash during the year	393,000	117,900

Balance — June 30, 2000	11,834,109	9,774,757
Shares issued in prospectus offering — December 14, 2000	3,666,667	4,978,397
Options exercised for cash	200,000	60,000

Balance — June 30, 2001	15,700,776	14,813,154
Shares issued for cash in private placement — February 19, 2002	1,830,000	4,575,000
Warrants exercised for cash	183,333	275,000
Options exercised for cash	612,000	1,208,850
Shares issued for assets under construction purchased — June 18, 2002 (note 11)	850,000	3,442,500

Balance — June 30, 2002	19,176,109	24,314,504
Options exercised for cash (unaudited)	465,000	1,184,500

Balance — December 31, 2002 (unaudited)	19,641,109	$25,499,004

  On September 21, 1999, the Company completed a private placement of 596,540 shares at a price of $1.30 per share.

  On December 20, 1999, the Company completed a private placement of 400,000 units. Each unit consists of one common share at $3.00 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at a price of $4.00 per common share at anytime until December 20, 2001. Effective December 20, 2001, all options that had not been exercised prior to this date expired.

  On December 14, 2000, the Company publicly offered 3,666,667 units. Each unit consisted of one common share at $1.50 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at $2.25 per share at anytime until December 14, 2001. In connection with the December 14, 2000 offering, the underwriters received 183,333 warrants of the Company. Each warrant entitles the underwriter to purchase one common share for $1.50 at any time until December 14, 2001. Effective December 14, 2001, all warrants that had not been exercised prior to this date expired. Refer to the following warrants table.

  On February 19, 2002, the Company completed a private placement of 1,830,000 shares at a price of $2.50 per share.

  Warrants

	Number of Warrants	Weighted average price
Balance — June 30, 1999	—	$—
Issued — December 20, 1999	200,000	4.00

Balance — June 30, 2000	200,000	4.00
Issued — December 14, 2000	2,016,666	2.18

Balance — June 30, 2001	2,216,666	2.34
Expired	(2,033,333)	2.42
Exercised	(183,333)	1.50

Balance — June 30, 2002	—	—
Expired	—	—
Exercised	—	—

Balance — December 31, 2002 (unaudited)	—	$—

  Options

  On December 15, 1995, the shareholders of the Company approved the amended stock option plan (dated November 1, 1995) (the Plan) which provides for the issuance of 1.0 million stock options under the terms of the Plan. On December 20, 1999 and December 15, 2000, the shareholders approved an amendment to provide for the further issuance of an additional 1.4 and 2.0 million common share options, respectively, under the terms of the Plan.

  Under the Plan, the Company provides options to buy common shares of the Company to directors, officers and service providers. The board of directors grants such options for periods of up to ten years at prices not lower than the market price at the date of granting.

  No compensation expense is recognized when stock options are issued to employees and directors. All consideration paid by employees from the exercise of stock options or purchase of stock is credited to capital stock.

  Compensation expense is recorded when stock options are issued to non-employees and is recognized over the vesting period of the options. Compensation expense is determined as the fair value of the options at the date of grant using an option-pricing model. During the six months ended December 31, 2002 and year ended June 30, 2002, no stock options were issued to non-employees.

  As at June 30, 2002, the Company had outstanding and exercisable stock options as follows:

	Exercise Price	Expiry Date
500,000	$2.65	12/20/02
660,000	3.00	06/30/03
380,000	1.75	10/02/04
40,000	1.80	12/12/04
60,000	$3.00	02/28/05

  As at June 30, 2002, the Company had outstanding and exercisable stock options as follows:

	Number of options	2002 Weighted average price	Number of options	2001 Weighted average price	Number of options	2000 Weighted average price
Outstanding
— Beginning of year	1,607,000	$2.60	1,707,000	$2.38	700,000	$0.30
Granted	645,000	1.95	100,000	1.70	1,400,000	2.84
Exercised	(612,000)	1.98	(200,000)	0.30	(393,000)	0.30

Outstanding
— End of year	1,640,000	$2.57	1,607,000	$2.60	1,707,000	$2.38

  As at December 31, 2002, the Company had outstanding and exercisable stock options as follows:

	December 31, 2002
	Number of Options	Weighted average price
Outstanding — Beginning of period	1,640,000	$2.57
Exercised (unaudited)	(465,000)	2.55

Outstanding — End of period (unaudited)	1,175,000	$2.59

6.     INCOME TAXES

  As at December 31, 2002, the Company has non-capital loss carry-forwards of approximately $4,200,000, unaudited, (June 30, 2002 — $2,500,000) available to reduce future taxable income. These losses will expire between 2003 and 2009. In addition, the Company has $7,300,000 in unclaimed exploration and development expenses in Canada. No recognition is given in these consolidated financial statements to any potential benefit from the utilization of these non-capital losses or unclaimed exploration and development expenses.

7.     RELATED PARTY TRANSACTIONS

  Certain geological, consulting and corporate services were provided to the Company and its subsidiaries by seven directors and/or officers, and/or companies controlled by directors and/or officers. The cost of such services (including salaries) for the six months ended December 31, 2002 was $nil, unaudited, (years ended June 30, 2002, 2001 and 2000 were $680,213, $354,989 and $230,279, respectively). The services provided were at rates similar to those charged to non-related parties.

  The Company, as prime tenant of share corporate offices with the above-mentioned related party companies, charge rent of $nil for the six months ended December 31, 2002 (years ended June 30, 2002, 2001 and 2000 were $6,000, $51,400 and $46,800, respectively) and had overhead recoveries of $nil for the six months ended December 31, 2002 (years ended June 30, 2002, 2001 and 2000 were $7,500, $97,575 and $71,913, respectively).

8.     INVESTMENT

  As at December 31, 2002, the Company held nil (unaudited) (June 30, 2002, 2001 and 2000 — nil, 309,665 and 309,665, respectively) shares of MSV Resources Inc. The investment was disposed of during the year ended June 30, 2002.

9.     SEGMENT INFORMATION

  Working capital balances are retained in Canada and principal property balances are located as described in note 3.

10.   COMMITMENTS

  The Company leases office space under leases expiring November 30, 2004. Future minimum lease payments are as follows:

Year ended June 30
2003	$69,660
2004	69,660
2005	29,025

$168,345

11.   SUPPLEMENTAL CASH FLOW INFORMATION

  During the six months ended December 31, 2002 and 2001 and the years ended June 30, 2002, 2001 and 2000, the Company paid no income taxes or interest.

  Net (increase) decrease in non-cash working capital balances related to operations:

	Six months ended December 31,		Years ended December 31,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Receivables	$33,708	$(150,298)	$(20,761)	$(17,438)	$32,625
Prepaid expenses and deposits	14,292	18,147	10,502	(1,452)	(21,502)
Accounts payable and accrued liabilities	1,038,187	(52,654)	(71,049)	100,944	226,487

	$1,086,189	$(184,805)	$(81,308)	$82,054	$237,610

  On June 18, 2002, assets under construction were acquired for $3,442,500, through issuance of common shares (note 4). The purchase price was based on the value of the common shares.

12.   ACQUISITION OF COMPANY BY PAN AMERICAN SILVER CORP.

  On May 21, 2002, the Company and Pan American Silver Corp. (Pan American) announced a proposed plan of arrangement whereby Pan American would acquire all of the issued and outstanding shares of the Company. On June 28, 2002, both companies announced amended terms to the proposed plan of arrangement. The amended proposal for a plan of arrangement is subject to approval of the shareholders of the Company and Pan American and approval by the Ontario Superior Court of Justice and various regulatory authorities. The shareholders of the Company and Pan American approved the plan of arrangement on September 4 and 5, 2002, respectively. If remaining approvals are obtained and all material covenants are satisfied in a timely fashion, the plan of arrangement would become effective in September 2002.

  Under the terms of the amended plan of arrangement, each Corner Bay Silver Inc. common share would be exchanged for 0.3846 of a Pan American common share and 0.1923 of a Pan American common share purchase warrant. Each whole Pan American common share purchase warrant (the Pan American Warrant) provides the holder with the rights to purchase a Pan American common share at CAN$12 for a five-year period after the effective date of the plan of arrangement ("Plan of Arrangement"). The Pan American Warrants will trade on the Toronto Stock Exchange.

13.   SUBSEQUENT EVENT

  In July 2002, the principal mineral concession, which hosts the Alamo Dorado concession, was purchased outright from the concession owners by paying the remaining option payments in a final lump sum payment of US$345,000 (US$300,000 plus Impuesto Al Valor Agregado (IVA) taxes).

  SUBSEQUENT EVENT (UNAUDITED)

  The Company received regulatory approval on the plan on arrangement and on February 20, 2003 the Company and Pan American Silver Corp. completed the Plan of Arrangement.

14.   COMPARATIVES

  Certain prior years' comparative numbers have been restated to reflect the current year's presentation.

15.   DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

  Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal measurement differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

  Consolidated statement of operations

	Six months ended December 31		Years ended June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
Loss for the period reported under Canadian GAAP	$(1,690,137)	$(384,294)	$(1,207,869)	$(1,067,871)	$(1,523,458)
Exploration expenses adjustment	(537,714)	(1,415,279)	(3,154,793)	(1,039,657)	(993,487)

Loss for the period reported under U.S. GAAP	$(2,227,851)	$(1,799,573)	$(4,362,662)	$(2,107,528)	$(2,516,945)

  a)
  In accordance with U.S. GAAP, the Company would be required to charge all costs of deferred exploration expenditures to earnings as operating expenses as incurred until proven economic reserves are established. As a result of accounting for these expenditures in this manner, the unaudited loss for the six months ended December 31, 2002 and 2001 would be increased by $537,714 and $1,415,279, respectively, and loss for the years ended June 30, 2002, 2001 and 2000 would be increased by $3,154,793, $1,039,657 and $993,487, respectively.

  b)
  The Company accounts for its share options using the intrinsic value method, which in the Company's circumstances amounts does not result in different from the amounts that would be determined under the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations. Accordingly, no compensation expense for its share option plan has been recognized or recorded in the consolidated statement of operations and deficit for any of the years presented. A company that does not adopt the fair value method must disclose the cost of the stock compensation awards at their fair value at the date the award is granted. The unaudited value of the Company's options that were granted during six months ended December 31, 2002 was $nil (2001 — $17,846) (three years ended June 30, 2002 were $447,952, $37,605 and $878,747, respectively). The fair value for 2002 was estimated using the Black-Scholes model with assumptions of a three-year expected term volatility ranging from 50% to 56% and interest rates from 3.75% to 4.04%. The fair value for 2001 and 2000 was estimated using the Black-Scholes model with assumptions of a two-year expected term, 60% volatility and interest rates ranging from 6.0% to 6.5%.

  Basic loss per share

	Six months ended December 31,		Years ended June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
Loss for the period under U.S. GAAP	$(2,227,851)	$(1,799,573)	$(4,362,662)	$(2,107,528)	$(2,516,945)
Weighted average number of Common shares outstanding	19,385,808	15,876,053	16,697,807	13,912,182	10,760,945

Loss per share under U.S. GAAP	($0.11)	($0.11)	($0.26)	($0.15)	($0.23)

  Consolidated statements of comprehensive loss

	Six months ended December 31,		Years ended June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
Loss for the period under U.S. GAAP	$(2,227,851)	$(1,799,573)	$(4,362,662)	$(2,107,528)	$(2,516,945)
Other comprehensive earnings, net of income taxes
Unrealized gain on marketable securities	—	—	—	18,580	9,290
Realized (gain) loss on sale of marketable securities	—	—	(18,580)	—	33,948
Writedown to fair value	—	—	—	—	22,606

Comprehensive loss for the period	$(2,227,851)	$(1,799,573)	$(4,381,242)	$(2,088,948)	$(2,451,101)

  The consolidated statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions, other than those with shareholders, and other economic events that occurred during the period.

  Under U.S. GAAP, the Company's holding of marketable securities with quoted market values that would be marked to market with the resulting unrealized gain or loss being taken to the consolidated statement of comprehensive loss in the relevant period.

  Consolidated statements of cash flows

	Six months ended December 31,		Years ended June 30,
	2002	2001	2002	2001	2000
	(Unaudited)	(Unaudited)
Operating activities	$(1,138,859)	$(1,975,269)	$(4,399,993)	$(1,900,413)	$(2,258,579)
Investing activities	(537,985)	—	(357,715)	(44,714)	29,339
Financing activities	1,184,500	350,849	6,058,850	5,038,397	2,499,391

Increase (decrease) in cash and cash equivalent during the period	(492,344)	(1,624,420)	1,301,142	3,093,270	270,151
Opening cash and cash equivalents	5,323,564	4,022,422	4,022,422	929,152	659,001

Closing cash and cash equivalents	$4,831,220	$2,398,002	$5,323,564	$4,022,422	$929,152

  Consolidated balance sheets

		June 30,
	December 31, 2002
		2002	2001
	(Unaudited)
Investments under Canadian GAAP	$—	$—	$43,353
Unrealized gain on marketable securities	—	—	18,580

Investments under US GAAP	$—	$—	$61,933

Deferred exploration expenditure under Canadian GAAP	$8,781,564	$7,705,865	$4,551,072
Deferred exploration expenditure	(8,243,579)	(7,705,865)	(4,551,072)

Deferred exploration expenditure under U.S. GAAP	$537,985	$—	$—

Deficit under Canadian GAAP	$(9,688,110)	$(7,997,973)	$(6,790,104)
Exploration expenditures	(8,243,579)	(7,705,865)	(4,551,072)

Deficit under U.S. GAAP	$(17,931,689)	$(15,703,838)	$(11,341,176)

Cumulative comprehensive other income under Canadian GAAP	$—	$—	$—
Unrealized gain (loss) on marketable securities	—	—	18,580

Cumulative comprehensive other income under U.S. GAAP	$—	$—	$18,580

  New standards for U.S. GAAP

  In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets". This new standard features new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying value of assets and liabilities recorded in the consolidated balance sheets upon adoption. SFAS No. 142 will be adopted on July 1, 2002.

  Also issued in June 2001 was SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt this standard on July 1, 2002.

  In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB 30, and also amends ARB 51. This statement will require one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. The Company is analyzing the impact of SFAS No. 144 and will adopt this standard on July 1, 2002.

  Effective July 1, 2002, the Company will adopt, for United States reporting purposes, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendments of SFAS No. 13, and Technical Corrections as of April 2002." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements".

  This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The adoption of the new standard is not currently expected to have a significant impact on the Company's results of operations or financial position.

  New Standards for U.S. GAAP, unaudited to December 31, 2002

  The Company adopted the following standards on July 1, 2002:

  i)
  the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, did not have a material affect on the Company's consolidated financial position or results of operations.

  ii)
  the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, did not have a material impact on the Company's results of operations or shareholders' equity.

  iii)
  the adoption of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, did not have a material affect on the Company's consolidated financial position or results of operations.

  iv)
  the adoption of SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendments of SFAS No. 13, and Technical Corrections as of April 2002, did not have a material affect on the Company's results of operations or its financial position.

  Financial Accounting Standards Board (FASB)

  On July 30, 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 is to be applied retroactively to exit or disposal activities initiated after December 31, 2002. The adoption of the new standard is not currently expected to have a significant impact on the Company's result of operations or financial position.

  New Standard for Canadian GAAP

  The CICA approved a new Handbook Section 3062, "Goodwill and Other Intangible Assets," which require intangible assets with an indefinite life and goodwill to be tested for impairment on annual basis. Goodwill and indefinite life intangible assets will no longer be amortized. Intangible assets with definite lives will continue to be amortized over their useful lives. The new section is consistent with those recently approved by the FASB (SFAS No. 142). The adoption of this new standard is not expected to have any material effect on the Company's financial position, results of operations or cash flows. Section 3026 was adopted on July 1, 2002 and the Company does not expect this adoption to have a significant impact on the Company's results of operations or financial position.

Unaudited Pro Forma Consolidated Statement of Operations of

PAN AMERICAN SILVER CORP.

COMPILATION REPORT

To the Directors of
Pan American Silver Corp.

        We have read the accompanying unaudited pro forma statement of operations of Pan American Silver Corp. (the "Company") for the year ended December 31, 2003 and have performed the following procedures.

1.
Compared the figures in the columns captioned "Pan American Silver Corp." to the audited financial statements of the Company for the year ended December 31, 2003 and found them to be in agreement.

2.
Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

a)
the basis for determination of the pro forma adjustments; and

b)
whether the pro forma financial statements comply as to form in all material respects with the applicable securities acts and the related regulations.

  The officials:

  a)
  described to us the basis for determination of the pro forma adjustments; and

  b)
  stated that the pro forma statements comply as to form in all material respects with the applicable securities acts and the related regulations.

3.
Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4.
Recalculated the application of the pro forma adjustments to the aggregate of the amount in the column captioned "Pro Forma Adjustment" for the year ended December 31, 2003, and found the amounts in the column captioned "Pro Forma Pan American Silver Corp." to be arithmetically correct.

A pro forma financial statement is based on management's assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, Canada March 19, 2004	(signed) DELOITTE & TOUCHE LLP Chartered Accountants

Comments for United States Readers on differences between Canadian and
United States reporting standards

        The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

Vancouver, Canada March 19, 2004	(signed) DELOITTE & TOUCHE LLP Chartered Accountants

PAN AMERICAN SILVER CORP.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2003
(Unaudited)
(Expressed in Thousands of United States Dollars)

	Pan American Silver Corp.	Note 4		Pro forma adjustment	Pro Forma Pan American Silver Corp.
REVENUE	$45,122			$—	$45,122
EXPENSES
Operating	39,778			—	39,778
General and administration	2,732	a	)	297	3,029
Stock-based compensation	2,893			—	2,893
Depreciation and amortization	3,325			—	3,325
Reclamation	303			—	303
Exploration	2,543	b	)	343	2,886
Interest and financing costs	1,156			—	1,156

	52,730			640	53,370

LOSS FROM OPERATIONS	(7,608)			(640)	(8,248)
INTEREST INCOME	403			—	403
OTHER INCOME	411	a	)	12	423

NET LOSS FOR THE YEAR	$(6,794)			$(628)	$(7,422)

LOSS PER SHARE
Basic and fully diluted	$(0.20)			$—	$(0.21)

WEIGHTED-AVERAGE SHARES OUTSTANDING	51,058,212			—	52,125,252

PAN AMERICAN SILVER CORP.

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS
December 31, 2003
(Unaudited)
(Expressed in United States Dollars)

1.     BASIS OF PRESENTATION

  The unaudited pro forma consolidated statement of operations of Pan American Silver Corp. ("Pan American") as at December 31, 2003 has been prepared by management after giving effect to the acquisition by Pan American of Corner Bay Silver Inc. ("Corner Bay").

  The pro forma statement of operations combines the audited statements of operations of Pan American for the year ended December 31, 2003 with the results of operations of Corner Bay for the 50 day period ended February 20, 2003. (The Corner Bay results of the 50 day period ended February 20, 2003 were prepared from internal unaudited financial statements).

  It is management's opinion that the pro forma consolidated statement of operations includes all adjustments necessary for the fair presentation of the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Pan American's accounting policies. The pro forma consolidated statement of operations is not intended to reflect the results of operations of Pan American which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The unaudited pro forma consolidated statement of operations has been compiled using the significant accounting policies as set out in the audited financial statements of Pan American for the year ended December 31, 2003. The significant accounting policies of Corner Bay conform in all material respects to those of Pan American, except as described in and adjusted for in Note 4.

3.     BUSINESS COMBINATION

  Acquisition of Corner Bay

  On February 20, 2003, Pan American completed its proposed merger with Corner Bay. Under the terms of the acquisition common shares of Corner Bay were, directly or indirectly, exchanged for common shares of Pan American and warrants to purchase Pan American common shares, on the basis of one Pan American common share for every 2.60 Corner Bay shares and one Pan American warrant for every 5.20 Corner Bay common shares. Pan American also agreed to issue 553,846 stock options to replace 960,000 fully vested stock options currently held by Corner Bay employees and directors.

  Each whole Pan American warrant will allow the holder to purchase a Pan American common share for a price of Cdn.$12 for a five-year period ended February 20, 2008.

  Pan American issued 7,636,659 common shares to the shareholders of Corner Bay, and 3,818,330 warrants to purchase common shares valued at $54,203,000 and $8,889,000, respectively. The value of the stock options granted was determined to be $1,136,000.

  The business combination has been accounted for as an acquisition by Pan American of Corner Bay and the purchase method of accounting has been applied. The consideration given has been allocated to the fair value of net assets acquired as follows:

As at February 20, 2003
Fair value of net assets acquired
Current assets	$2,512,000
Plant and equipment	2,500,000
Mineral properties	79,008,000
Other assets	29,000

84,049,000
Less: Current liabilities	(104,000)
Provision for future income tax liability	(19,035,000)

$64,910,000

Consideration given by Pan American
Issue of 7,636,659 common shares	$54,203,000
Issue of 3,818,330 share purchase warrants	8,889,000
Issue of 553,846 replacement stock options	1,136,000

64,228,000
Add: Costs of acquisition	682,000

$64,910,000

  The purchase consideration of $64,228,000 for 100% of Corner Bay exceeds the carrying value of the net assets at February 20, 2003 by $54,108,000 which has been applied to increase the carrying value of mineral properties. The resulting future income tax liability of $19,035,000 has also been applied to increase the carrying value of mineral properties.

4.     PRO FORMA ADJUSTMENTS

  The pro forma consolidated statement of operations for the year ended December 31, 2003 has been adjusted as follows:

  (a)
  record general and administration expenses of Corner Bay for the 50 day period ended February 20, 2004; and

  (b)
  write off deferred exploration expenditures in Corner Bay to comply with Pan American's accounting policy.

5.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  The pro forma consolidated statement of operations is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP").

  Material differences between Canadian and US GAAP and their effect on the pro forma consolidated statement of operations are summarized below and more fully discussed in Note 18 of the Company's 2003 annual audited consolidated financial statements.

  Pro Forma Consolidated Statement of Operations

Pro forma loss for the year under Canadian GAAP	$(7,422)
Unrealized loss on short-term investments	80
Amortization of mineral property	(1,700)
SFAS 150 adjustments
Interest expense	(1,887)
Interest accretion	595
Amortization of debt issue costs	(454)

(10,788)
Future income tax provision	595

Pro forma net loss under US GAAP	(10,193)
Unrealized loss on available-for-sale securities	(80)

Comprehensive pro forma net loss under US GAAP	$(10,273)

Basic pro forma loss per share under US GAAP	$(0.20)

5,750,000 Shares PAN AMERICAN SILVER CORP. Common Shares

PROSPECTUS SUPPLEMENT

April             , 2006

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TABLE OF CONTENTS
GENERAL MATTERS
CAUTIONARY NOTE TO UNITED STATES INVESTORS
SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
DIVIDEND POLICY
PRICE RANGE AND TRADING VOLUME
EXCHANGE RATE INFORMATION
MANAGEMENT
CERTAIN INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
CERTAIN INCOME TAX CONSIDERATIONS FOR CANADIAN HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
INTEREST OF EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
ADDITIONAL AVAILABLE INFORMATION
TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
CERTAIN AVAILABLE INFORMATION
PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA
THE COMPANY
BUSINESS OF THE COMPANY
USE OF PROCEEDS
EARNINGS COVERAGE
DESCRIPTION OF SHARE CAPITAL
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
DESCRIPTION OF SUBSCRIPTION RECEIPTS
PLAN OF DISTRIBUTION
CHANGES TO CONSOLIDATED CAPITALIZATION
RISK FACTORS
AUDITORS, TRANSFER AGENT AND REGISTRAR
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
INDEX TO FINANCIAL STATEMENTS
AUDITORS' REPORT
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES
CORNER BAY SILVER INC. CONSOLIDATED BALANCE SHEETS As at December 31, 2002, June 30, 2002 and 2001 (expressed in Canadian dollars, unless otherwise stated)
CORNER BAY SILVER INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (expressed in Canadian dollars, unless otherwise stated)
CORNER BAY SILVER INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in Canadian dollars, unless otherwise stated)
CORNER BAY SILVER INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002 and 2001 (unaudited) and June 30, 2002, 2001 and 2000 (expressed in Canadian dollars)
COMPILATION REPORT
Comments for United States Readers on differences between Canadian and United States reporting standards
PAN AMERICAN SILVER CORP. PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For the year ended December 31, 2003 (Unaudited) (Expressed in Thousands of United States Dollars)
PAN AMERICAN SILVER CORP. NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS December 31, 2003 (Unaudited) (Expressed in United States Dollars)